3



06013111

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tomra Systems

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3334 FISCAL YEAR 12-31-05

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/4/06

TOMRA ANNUAL REPORT 05

Helping the world recycle


TOMRA



Contents



design cox.no
photo Jan Lillehamre (1/6/7/24/25)
TOMRA
print Grøset ™

This TOMRA publication is printed with paper and inks satisfying the environmental requirement of the Nordic Swan Label (www.ecolabel.no)

2005 in brief



- Revenue increase of 13 percent to NOK 2,413 million
- Operating profit of NOK 133 million
- New CEO, new organizational structure, new management and implementation of cost reduction program
- Orders for approximately 4,000 reverse vending machines from Germany during 2005, 4,000 additional machines ordered in January 2006
- Record year for Tomra North America
- 3rd consecutive year in TiTech with record revenues and profits
- Completion of acquisition of Orwak Group AB, a leading provider of compaction technology
- Sale of Brazilian operations for NOK 122 million
- Successful installation of five more Tomra Recycling Centers in cooperation with TESCO in the UK
- First permanent RVMs sold to Japanese municipalities in Tokyo in cooperation with Sumitomo Corporation

Group structure



TOMRA SYSTEMS ASA
Norway
ADMINISTRATION & SUPPORT
TECHNOLOGY
TOMRA PRODUCTION AS
Norway
NORDIC REGION
GERMANY
WESTERN EUROPE
EASTERN EUROPE
NORTH AMERICA
BUSINESS DEVELOPMENT
TOMRA SYSTEMS AB
Sweden
TOMRA BUTIKKSYSTEMER AS
Norway
OY TOMRA AB
Finland
TOMRA SYSTEM A/S
Denmark
(+ Iceland, Greenland, Faeroe Islands)
TOMRA BALTIC OÜ
Estonia
(+ Latvia, Lithuania)
South America, Israel and UAE
TOMRA SYSTEMS GmbH
Germany
TOMRA SYSTEMS N.V./S.A.
Belgium
TOMRA SYSTEMS B.V.
The Netherlands
TOMRA AG
Switzerland
TOMRA SYSTEMS S.A.
France
Greece, Italy and Portugal
TOMRA LEERGUTSYSTEME GES. MBH
Austria
TOMRA s.r.o.
Czech Rep.
(+ Slovakia)
TOMRA ORWAK POLSKA
Poland
Hungary, Romania, Bulgaria, Slovenia and Croatia
TOMRA NORTH AMERICA
(CT) USA
LES SYSTEMES TOMRA CANADA, Inc.
Canada
CAMCO RECYCLING
Canada
UPSTATE TOMRA LLC
(NY) USA
TOMRA METRO LCC
(NY, CT) USA
WESTERN NY BICS LLP
(NY) USA
TOMRA NY RECYCLING LLC
(NY) USA
MOBILE REDEMPTIONS INC
(CT, ME) USA
USED BEV. CONT. RECYCLING. LLC.
(MI) USA
TOMRA MASS. LLC
(MA) USA
TOMRA MICHIGAN
(MI) USA
TOMRA NEW YORK
(NY, VT) USA
TOMRA IOWA
(IO) USA
TOMRA MAINE
(ME) USA
TOMRA PACIFIC
(CA) USA
Hawaii, USA
UltrePET LLC
(NY) USA
49%
TOMRA JAPAN
Japan
TITECH VISIONSORT
Norway
ORWAK GROUP
Sweden
Mexico
Headquarters
Business unit
Subsidiaries
Distributors
Sales/Service office

Key figures

		IFRS (contiuned operations)		NGAAP (including discontinued operations)			
		2005	2004	2004	2003	2002	2001
Operating revenues	NOK million	2,413	2,142	2,512	2,463	2,674	2,924
EBIDTA	NOK million	310	336	339	415	522	589
Profit before other items	NOK million	133	199	173	242	330	-40
Ordinary profit before taxes	NOK million	148	273	197	285	406	63
Net profit	NOK million	22	195	161	163	280	16
Total assets	NOK million	2,994	3,257	3,261	3,387	3,137	3,493
Equity	NOK million	2,166	2,564	2,270	2,594	2,470	2,631
Return on equity, ex. other items	%	0.9	6.4	4.7	6.7	10.0	(0.3)
Return on total assets, ex. other items	%	4.9	7.1	6.3	9.6	12.4	2.0
Earnings per share	NOK	0.05	0.92	0.82	0.81	1.44	(0.08)
Earnings per share fully diluted	NOK	0.05	0.92	0.82	0.81	1.44	(0.08)
Net cash flow from operating activities	NOK million	242.5	408.3	381	217	501	560
Number of employees as of 31 December		1,906	1,795	1,972	1,976	2,048	1,994
Female employees	%	19	17	17	20	19	19
Female managers (of all managers)	%	17	16	16	18	-	-
Ethnic minority employees	%	34	33	33	21	27	25
Number of reportable injuries		153	178	178	253	308	359
Energy consumption	GWh	77	75	107	90	106	92
Carbon dioxide emissions	Metric tons	21,000	22,000	30,900	27,300	27,900	22,400
Water consumption	Cubic meters	50,600	55,000	63,200	178,000	-	-
Waste generation	Metric tons	1,580	1,460	1,470	1,650	1,750	1,900

Setting the stage for sustainable profitable growth

In many ways 2005 was a year of transition for TOMRA, a year that brought a change in leadership, strategic focus, and operating platform.



AMUND SKARHOLT
President & Chief Executive Officer
Tomra Systems ASA

Our primary objective after I began as TOMRA's CEO in April 2005 was to implement actions that would lead the company toward achieving sustainable profitable growth. TOMRA's profitability had been declining for a number of years, and although cost-cutting measures had been taken in recent years, it was clear that a good deal more work had to be done in order to reverse this negative trend.

We therefore focused on reorganizing our operative structure, reducing layers of management, increasing our operational focus, and ensuring that the organization was as lean as it could be without comprising our ability to satisfy customer needs. On the technology side we reduced the cost of goods sold by streamlining our product portfolio and improving our production strategy. Overall we expect to see savings of 80 MNOK in 2006 as a result of the cost reduction initiatives taken in 2005.

TOMRA's strategic focus going forward will be centered on providing advanced recycling technology solutions and services related to their operation. Consequently, we divested our operations in Brazil, determining that these activities no longer fell within the strategic scope of our company.

GROUP MANAGEMENT



GREG KNOLL
President & Chief Executive Officer
Tomra North America



FREDRIK WITTE
Chief Financial Officer
Tomra North America



HEINER BEVERS
Managing Director
Tomra Germany



HARALD HENRIKSEN
Senior Vice President Technology

I believe the adjustments have put us on the right track. Momentum is building. After many years of investment and preparation, the opportunity to provide solutions for the non-refillable deposit system in Germany is now unfolding. We have to date received a number of large orders from both new and existing customers in this market. The coming year will in large part be characterized by executing on these orders.

Beyond our high activity level in Germany, our focus in the short term will be on helping our customers in North America and other European deposit markets reap the benefits of replacing outdated equipment with TOMRA's latest reverse vending solutions. In these markets there are several thousand reverse vending machines that have been in operation for many years. This represents a significant sales opportunity we are going to work hard to capitalize on.

Additionally we will continue our focus on leveraging the synergies between TOMRA and the recycling technology companies we acquired in 2004 and 2005 (TiTech Visionsort and The Orwak Group, respectively). Both companies showed good development in 2005 and are growing as expected.

Within a longer perspective, there are many opportunities outside of our traditional deposit-based activities. These opportunities are shaped by the fact that waste per capita is increasing, stricter landfill regulations and recycling targets are being implemented, and more efficient recycling methods are being sought to reduce costs. Waste materials are resources that can be used again for a variety of purposes—provided the recovery process is suited to adding value to these materials. This is where we have excellent opportunities to really grow our business, and we are making good progress in developing these opportunities particularly in Japan and the United Kingdom.

2006 is going to be a busy and exciting year for TOMRA. My agenda going forward is to ensure that the entire company stays focused on satisfying customer needs and providing better solutions at a lower cost. Our industry is growing and the competition is getting tougher. Our goal is to maintain our position as market leader. I know we have the right platform, products and people in place to do so. The momentum is building, and I am confident we will deliver sustainable profitable growth in the future.



HÅKAN ERNGREN
Vice President
Tomra Nordic



TERJE HANSERUD
Senior Vice President



ESPEN GUNDERSEN
Chief Financial Officer



TROND JOHANNESSEN
Senior Vice President Business Development

TOMRA's business segments

›› TOMRA has organized its operations in four business segments: RVM technology, Collection & materials handling, Recycling technology and Other non-deposit activities. The first two segments include TOMRA's activities in markets with deposit on beverage containers, while the latter two focus on the collection and processing of non-deposit materials.

The **RVM technology** segment has been TOMRA's core business since the company's inception in 1972. This segment is involved in the design, manufacture, sale and support of automated return systems for used deposit beverage containers. Principal product groups include reverse vending machines (RVMs) and a wide range of handling systems used in conjunction with the RVMs to recognize, sort, compact and store returned containers.

Principal markets: Europe (Germany, Sweden, Finland, Norway, Denmark, The Netherlands, Austria, Switzerland, Belgium, Czech Republic); US (Michigan, New York, Connecticut, Maine, Iowa, Delaware, Vermont, Massachusetts) and Canada (Quebec)



The **collection and materials handling** segment is closely linked to TOMRA's RVM operations in North America. TOMRA arranges the pick-up of empty beverage containers collected by RVMs in stores and the subsequent transportation to and processing of the containers at material recovery facilities. The processed materials, which are the property of the beverage companies that originally produced them, are then sold to recyclers on behalf of the beverage industry. TOMRA's operation of hundreds of collection centers outside retail stores in California is also included in this segment.

Principal markets: US East Coast, Canada (Quebec) and California



The **recycling technology** segment consists of TOMRA's fully owned subsidiaries TiTech Visionsort and the Orwak Group. These companies provide advanced recognition, sorting and processing equipment to material recovery facilities and other customers. TiTech Visionsort was acquired in 2004 and delivers optical recognition and sorting equipment for fast and cost-effective sorting of mixed materials into clean fractions. The Orwak Group, which was acquired in 2005, delivers volume reduction equipment for the compaction of sorted materials prior to transportation.

Principal markets: Europe (Germany, Italy, Spain, France, UK, Sweden), USA and Japan



The **other non-deposit activities** segment includes new technological platforms for collecting used packaging. TOMRA's basic idea is to apply its successful collection technology solutions and expertise in non-deposit environments to help increase recycling rates and reduce costs for all stakeholders. Several projects have been initiated, the two major initiatives being the project with TESCO in the UK and the project with Sumitomo Corporation in Japan.

Principal markets: UK and Japan



RVM technology

» TOMRA's RVM technology solutions provide an efficient and convenient system for collecting and handling beverage containers with deposit in retail stores.

Over the years, deposit on beverage containers in combination with a return to retail scheme has been implemented either by law or through independent industry initiatives as a way to encourage high container return rates. TOMRA's growth has mainly been driven by its ability to automate in-store handling operations in deposit markets around the world.

While focusing its early product development on RVMs for refillable containers, TOMRA today also offers a complete range of solutions to handle non-refillable containers as these containers continue to gain market share. The current product portfolio includes everything from machines for non-refillable plastic bottles and/or aluminum cans, to combined machines for both refillable and non-refillable containers of different materials, including crate units and advanced backroom solutions.

Today, TOMRA has more than 50,000 reverse vending machines installed in retail stores in over 40 countries worldwide. Approximately 37,000 of these machines have been installed in European countries, 14,000 in North America and 1,000 in South America.

Although few markets have introduced deposit legislation in recent years and most large stores in existing deposit markets have adopted RVM technology, TOMRA foresees several growth opportunities:

■ **Accelerated replacement:** Out of a total installed base of more than 50,000 RVMs, almost 14,000 RVMs are older than seven years. This represents a significant opportunity for TOMRA in terms of replacing old machines with more reliable and consumer-friendly equipment.

■ **Further automation in mature markets:** Germany will introduce a nationwide deposit system for non-refillable containers in May 2006. The total demand for RVMs in Germany related to this expansion is estimated to be in the range of 30,000-40,000 in a mature market scenario, and TOMRA remains confident that the company will be able to capture a significant share of the this volume. Furthermore, a successful introduction of TOMRA's new RVM (UNO) for small retail stores, convenience stores, gas stations etc. will create additional growth in mature deposit markets. There are also certain opportunities related to replacing current collection depots in Canada and South Australia with a retail-based RVM infrastructure.

■ **Expansion of legislation:** There are initiatives related to expansion of existing deposit legislation in markets like the Netherlands, Finland and certain US states. In the Netherlands, for instance, a potential inclusion of small non-refillable containers in the deposit system would represent a significant opportunity for TOMRA. However, the outcome and timing of these initiatives are highly uncertain.

■ **New legislation:** Several countries are looking at introducing deposit legislation. There are initiatives in certain Eastern European markets, Australia and the US. As for the potential expansion of deposit legislation, the final outcome and timing of these initiatives are uncertain.



The incentive of the deposit, i.e. a fee that is paid by the consumer at the time of purchase and redeemed when the empty container is returned, has proven to be very effective in achieving high return rates. The consequent high number of containers and deposit transactions create the need for an efficient handling system, and it is this need that forms the foundation for TOMRA's reverse vending machine business.

Figures in NOK million

RVM TECHNOLOGY	2005	2004
Revenues	**1,183**	**1,250**
Nordic	377	439
Central Europe & UK	433	438
Rest of Europe		9
US East & Canada	373	364
Gross contribution	**541**	**635**
Gross margin	46 %	51 %
Operating profit before other items	**117**	**219**
Operating margin	10 %	18 %


Welcome

"Although few markets have introduced deposit legislation in recent years and most large stores in existing deposit markets have adopted RVM technology, TOMRA foresees several growth opportunities."

Collection & materials handling

›› TOMRA's collection and materials handling activities are complementary to its RVM business in North America.

MATERIALS HANDLING IN US EAST COAST & QUEBEC, CANADA

Over the years, TOMRA has expanded into materials handling activities through several acquisitions and joint ventures in the eastern US deposit states and in Quebec. In addition to selling and servicing RVMs, TOMRA's activities in North America therefore also include:

- **Pick-up** of beverage containers collected by RVMs at retail stores and the transportation of these containers to material processing facilities
- **Operation** of material processing facilities in order to sort, clean and compact the different materials into clean fractions for optimal recycling
- **Sale** of the processed materials to recyclers on behalf of the beverage industry

The costs associated with materials handling are paid for by the bottlers and fillers who own the containers. They pay a fee to the materials handling operator, i.e. TOMRA, which is linked to the number of containers picked-up, processed and sold. TOMRA's revenues and margins therefore experience seasonal swings that mirror the seasonality in the consumption of beverages.

Materials handling activities are expected to remain an important competitive advantage for TOMRA. Performance in this segment has been steadily improving for a number of years due to a combination of internal efficiency gains and increased volumes. 2005 was the best year ever for TOMRA's materials handling operations in terms of operating profit.

COLLECTION & PROCESSING IN CALIFORNIA

In California, the deposit system is organized differently from traditional systems in the rest of the US and Europe. Under the current deposit law, stores with more than two million dollars in annual sales are obliged to guarantee that a collection center for beverage containers is operated in the vicinity of its location. TOMRA owns and operates 431 out of a total of approximately 1,300 collection centers in California. As on the US East Coast and in Quebec, TOMRA also operates its own transportation infrastructure and processing plants.

TOMRA's Californian operations have improved significantly over the past few years and recorded the best ever operating profit in 2005. The significant improvements are mainly due to increased operational efficiencies, increased volumes and higher commodity prices. In accordance with the California deposit law, the collection center operators become the owners of the returned containers and therefore have a certain exposure towards the markets for used aluminum and PET.

Although there is a limit to the achievable margin in this type of operation, TOMRA sees a number of opportunities for improved profitability, e.g., introduction of more technology, closer cooperation with retailers, transfer of best practice from the East Coast materials handling operation, and outsourcing/alliances.



A well-functioning deposit system requires more than just automating the collection of used beverage containers in retail stores. When empty containers have been returned to the retail stores they have to be picked up and transported back to the bottlers for reuse (refillable containers) or to plants where they are processed and prepared for recycling (non-refillable containers). In Europe the retailers and fillers have taken care of these activities, often referred to as materials handling, through industry-coordinated efforts. In the US no such system is in place, but retailers expect RVM providers like TOMRA to offer this service.

Figures in NOK million

COLLECTION & MATERIALS HANDLING	2005	2004
Revenues	**848**	**821**
US East & Canada	469	484
US West	379	337
Gross contribution	**196**	**184**
Gross margin	23 %	22 %
Operating profit before other items	**65**	**50**
Operating margin	8 %	6 %



"Materials handling activities are expected to remain an important competitive advantage for the company."

Recycling technology

›› TOMRA's Recycling Technology segment provides solutions to increase efficiency and lower costs within non-deposit recycling systems.

The majority of the world's collection and recycling infrastructure is not based on deposit systems, but rather on manual solutions such as bottle banks/ igloos and curbside systems. The inefficiencies created by these systems include the mixing of different materials (requiring extensive sorting prior to recycling), and high costs created by pick-up and transportation of non-compacted material. Nevertheless, these systems are expected to continue to form the backbone of many recycling systems in non-deposit markets. TOMRA therefore offers advanced technology equipment that improves efficiency and reduces costs in these markets.

TOMRA's presence in the recycling technology equipment market was established through the acquisition of TiTech Visionsort in 2004 and the Orwak Group AB in 2005:

■ TiTech Visionsort's optical sorting solutions allow large material recovery facilities to sort a greater amount of volume of materials such as plastics and paper at a lower cost and with higher precision than traditional labor-intensive solutions. Today TiTech has more than 800 installations worldwide and activities in important markets such as Germany, the UK, France, Italy, Spain, Japan and the United States. The company has been growing at an annual rate of more than 20 percent for the past five years, and growth is expected to continue. As optical recognition and sorting continues to gain acceptance, TiTech will be able to increase the use of its equipment in existing segments like packaging and paper and also expand into new segments such as construction & demolition waste and electrical & electronic waste.

■ The Orwak Group develops, manufactures and sells compactor solutions to various industries. Compaction allows for reduced storage needs for empty packaging and significantly reduced transportation costs. Orwak Group's main subsidiaries are AB Orwak, Presona AB and AB Morinders Verkstäder. Orwak and Morinders target primarily retail trade and industry, while Presona supplies large industrial compaction solutions to material recovery facilities and other industries. With over 50,000 units installed worldwide, the Orwak Group is considered to be a leader within the small and large compactor markets. Although growth in the volume reduction business is not expected to be as strong as in the optical sorting industry, there are still opportunities to grow organically and deliver strong margins.

In addition to the specific growth opportunities in TiTech's and Orwak Group's market niches, TOMRA also sees considerable market and technology synergies between TOMRA, Orwak Group and TiTech. As the basic requirements for effective and efficient collection and recycling in both deposit and non-deposit markets are the same, TOMRA, TiTech and the Orwak Group will benefit from each other's technology and customers in the coming years.



TOMRA provides two critical components for increasing efficiency within non-deposit recycling systems: (1) TiTech Visionsort's advanced recognition and sorting equipment, which ensures clean material fractions and thus maximizes the value of the collected materials; and (2) volume reduction equipment from the Orwak Group for minimizing the cost of transporting the sorted materials.

Figures in NOK million

RECYCLING TECHNOLOGY	2005	2004
Revenues	379	68
Nordic	83	-
Central Europe & UK	203	41
Rest of Europe	30	18
US East & Canada	23	7
Rest of world	40	2
Gross contribution	174	43
Gross margin	46 %	63 %
Operating profit before other items	37	20
Operating margin	10 %	29 %



"As the basic requirements for effective and efficient collection and recycling in both deposit and non-deposit markets are the same, TOMRA, TiTech and the Orwak Group will benefit from each other's technology and customers in the coming years."

Other non-deposit activities

›› This segment is focused on developing new business streams based on applying TOMRA's collection technology and experience toward non-deposit markets.

Despite TOMRA's ambitious goals in the Recycling Technology segment, TOMRA continues to believe that the most efficient recycling systems involve recognition, sorting and compaction of certain materials at the point of collection rather than at central processing facilities.

With this in mind, TOMRA has for the past five years invested significant resources in R&D projects dedicated solely to making the company's technology in deposit markets applicable to non-deposit markets. The key objective has been to create a fully automated, low cost and low maintenance recycling center that could be installed in an outdoor, unattended setting. The targets for this type of solution are markets where current systems are unable to fulfill recycling goals and/or meet certain cost levels.

TOMRA currently has two key initiatives in non-deposit markets:

☐ Together with TESCO, one of the world's leading retailers, TOMRA has put in place six recycling centers outside TESCO stores in the UK. These centers are based on new technology and called Tomra Recycling Centers (TRC). If the feedback from TESCO and the consumers on this pilot program remains positive, further deployment of TRCs in the UK is possible. In the full roll-out scenario with TESCO in the UK, the potential could be as high as 500 centers. A succesful roll-out to TESCO stores will also enable TOMRA to replicate a similar model in other non-deposit markets like France, Spain and Italy.

☐ Together with Sumitomo Corporation, a large Japanese trading house, TOMRA has sold permanent RVM-based collection centers to municipalities in Tokyo. The feedback from the customers is positive and the number of collected containers is high. A large scale roll-out in Japan could potentially involve 4,000-5,000 machines in the Tokyo area and 20,000-25,000 machines on a nationwide basis. The likelihood and the timing of a large scale roll-out in Japan are still uncertain, and TOMRA does not expect significant volumes of machines to be sold in Japan before 2007/2008.

Whereas an important prerequisite for selling a traditional RVM is the existence of deposit legislation, TOMRA's new collection technology can be applied in markets without deposit. This means that TOMRA's success in non-deposit markets depends on the establishment of a profitable business case for the involved stakeholders and less on political developments.

With increased awareness of the shortcomings of curbside collection and bottle banks/igloos, TOMRA believes there is a bright future for its collection technology. This is further supported by more ambitious recycling legislation/targets and high commodity prices.



TOMRA has so far developed two types of automated collection models for non-deposit markets: 1) A lower volume, "kiosk" model that is based on the use of our reverse vending machines; and 2) the high-volume Tomra Recycling Center model featuring a wide range of new technology developed especially for this application. The first model is being applied in Japan while the second is being tested in the United Kingdom.

Figures in NOK million

OTHER NON-DEPOSIT ACTIVITIES	2005	2004
Revenues (including Brazil)	252	373
Rest of world	252	373
Gross contribution	39	49
Gross margin	15 %	13 %
Operating profit before other items	-52	-56
Operating margin	-	-



Chris Packham, presenter of the BBC TV program "Inside Out," and students of the local Tannersbrook Junior School were the first recyclers to use the new TRC at the TESCO store in Millbrook, Southampton when it was officially launched on 18 October 2005.

"TOMRA has for the past five years invested significant resources in R&D projects dedicated solely to making the company's technology in deposit markets applicable to non-deposit markets."

Directors' report 2005

FINANCIAL PERFORMANCE

Operating revenues from continued operations amounted to NOK 2,413 million in 2005. This represented an increase of 13 percent versus 2004. Total operating revenues, including continued and discontinued operations, increased by 6 percent in 2005 to NOK 2,662 million compared to NOK 2,512 million in 2004. Organic growth, i.e. growth adjusted for currency fluctuations and disposals/acquisitions, was 5 percent.

Total operating profit (before other items) from continued operations was NOK 133 million in 2005. The decline in operating profit compared to the corresponding 2004 figure of NOK 199 million, was in part caused by NOK 34 million in write-offs related to goodwill in Switzerland, inventories and IT systems plus restructuring charges of NOK 45 million related to a cost reduction program aiming at reducing TOMRA's cost base by NOK 80 million.

Net profit after minority interests equaled NOK 8 million in 2005 compared to NOK 179 million in 2004. Items that have impacted the group's net profit in 2005 include a loss of NOK 70 million related to the sale of TOMRA's Brazilian assets. Earnings per share in 2005 equaled NOK 0.05 versus NOK 1.00 in 2004.

TOMRA's balance sheet as of 31 December 2005 was NOK 2,994 million, a decrease of 8 percent from the beginning of the year. The cash flow from operations ended at NOK 243 million compared to NOK 408 million in 2004. Liquidity was strong and the equity ratio was 72.4 percent at year-end.

Tomra Systems ASA made NOK 80.4 million in net loss for 2005. The Board recommends a dividend distribution of NOK 0.35 per share, which is up NOK 0.05 from the previous year:

Dividend	NOK 60.9 million
From retained earnings	NOK -141.3 million
Total amount applied	NOK -80.4 million

The Board of Directors confirms that the accounts have been prepared on a going concern basis and in compliance with IFRS.

BACK TO SUSTAINABLE PROFITABLE GROWTH

TOMRA's reverse vending machine (RVM) technology provides an efficient and convenient system for retail stores to collect and handle beverage containers with deposit. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces the stores' handling cost to a minimum. This idea was the basis for TOMRA's establishment in 1972. The company's growth since its inception has mainly been driven by its ability to automate in-store handling of beverage containers in deposit markets around the world.

In the early 1990's, TOMRA's activities were expanded to provide integrated solutions for the entire beverage container recycling value chain, and TOMRA's technology became even more important in the search for further efficiencies in the operation of deposit systems. Machine compaction of used non-refillable containers facilitates reduction of transportation and processing costs. In addition, on-line collection and processing of transaction data

SUMMARY AND HIGHLIGHTS

- Operating revenues from continued operations for the Tomra Group in 2005 increased by 13 percent to NOK 2,413 million compared to 2004. Total operating revenues, including both continued and discontinued operations, increased by 6 percent to NOK 2,662 million.
- Tomra North America recorded its best year ever in 2005 with operating revenues of NOK 1,222 million and record operating profit. This was driven by a combination of strong RVM sales and strong performance in the collection and materials handling business.
- The obstacles against a nationwide deposit system for non-refillable containers in Germany were finally overcome in 2005. Consequently, TOMRA received firm orders for approximately 4,000 reverse vending machines during 2005 and orders for additional 4,000 machines in January 2006.
- TiTech Visionsort delivered its third consecutive year of record revenues and profit. The acquisition of Orwak Group AB effective as of 1 January 2005, further strengthened TOMRA's presence in markets without deposit.

from the machines ensures secure and cost-effective administration of cash and materials flow. This expansion of the business model was, and still is, key to TOMRA's growth in the US market.

Despite increased use of RVMs in existing deposit markets and the expansion into technology-based solutions for the entire recycling value chain in the US, TOMRA experienced declining revenues and profitability from 2001 to 2004. This was mainly due to the fact that limited deposit legislation was introduced. Continued postponement of the introduction of a nationwide deposit system for non-refillable containers in Germany also made it difficult to plan ahead in terms of new initiatives. Nevertheless, TOMRA did invest significant resources into new markets and products in this period, and the investments are expected to materialize in the coming years.

In order to restore profitability and bring the company back to sustainable growth, TOMRA took several actions in 2005. The organizational structure was changed and certain management layers removed to achieve increased operational focus. New benchmarks, key performance indicators and incentive systems were introduced to support this. Simultaneously a cost reduction program aiming at reducing TOMRA's annual cost base by NOK 80 million was implemented. Through these actions TOMRA has created a solid platform that will enable the company to capture future opportunities and turn increasing revenues into sustainable profits.

In the short-term, TOMRA has already received significant orders for new RVM equipment and upgrades of old equipment in Germany. In addition, there is a significant opportunity for replacing old machines in the traditional deposit markets in Europe and in the US. In the long run, TOMRA will benefit from the current trends - increased waste generation per capita, legislative developments requiring countries to recycle more, and used materials increasingly being regarded as resources instead of waste. TOMRA believes that recycling in markets without deposit systems can be substantially increased and costs significantly reduced by applying experiences and technology from deposit markets. This does not necessarily require implementation of a deposit system. For example improvements can be achieved by:

■ Improving existing infrastructure: Many countries have invested in collection solutions such as bottle banks and curbside programs, which they hope will form the basis of future recycling systems in non-deposit markets. Under this scenario, the application of recycling technology equipment in sorting, transportation and volume reduction can contribute to significant cost savings. Through the acquisition of TiTech Visionsort AS and Orwak Group AB, TOMRA can now offer this type of equipment.

■ Changing the infrastructure: It is possible to change the way rigid containers are collected and recycled in non-deposit markets. TOMRA has invested significant resources in the development of alternative collection solutions. One example is the automated outdoor collection and processing center referred to as the Tomra Recycling Center (TRC). This center can recognize, sort and compact material at the point of collection to maximize material value

■ In August TOMRA sold its Brazilian operations to Aleris for a cash payment of NOK 122 million.

■ Five additional Tomra Recycling Centers were installed outside Tesco stores in the UK. In Japan, the first permanent RVMs were sold to Japanese municipalities in Tokyo in cooperation with Sumitomo Corporation.

■ In April, TOMRA's CEO for nine years, Erik Thorsen, was succeeded by Amund Skarholt. Under Amund Skarholt's leadership a new organizational structure has been established, a new management team has been appointed and a cost reduction program aiming at reducing the company's annual cost base with NOK 80 million has been concluded.

■ During 2005 TOMRA continued its effort to be an international leader in corporate social responsibility, further reducing its environmental impact and improving its system of governance.

and minimize transportation costs. At the moment, the TRC is being tested in the UK. Another example of changing the current collection system is the establishment of a new RVM-based recycling infrastructure in Japan.

KEY ACTIVITIES

TOMRA's mission is "helping the world recycle." In pursuit of this mission, TOMRA has become a global company with presence in more than 40 countries worldwide. Although headquartered in Asker, Norway, TOMRA's main markets are located in the US and in Europe. The company's activities are currently concentrated in four business segments: RVM Technology, Collection & Materials Handling, Recycling Technology, and Other Non-Deposit Activities. The first two segments include TOMRA's activities in markets with deposit on beverage containers. The two latter segments represent the company's involvement in markets without deposit on beverage containers and in waste streams beyond used beverage containers.

RVM technology

TOMRA's RVM technology business consists of the sale, lease and servicing of RVMs to stores mainly located in Europe and North America. In addition, TOMRA offers data management systems, which monitor container collection volumes and related cash flows.

In 2005, revenues in the RVM technology segment amounted to NOK 1,183 million, down 3 percent compared to 2004. The gross contribution and operating profit fell to NOK 541 million (NOK 635 million in 2004) and NOK 117 million (NOK 219 million in 2004) respectively. Profitability in 2005 was negatively impacted by one-off items of NOK 34 million related to write-downs of goodwill in Switzerland, inventory and IT systems and NOK 24 million in restructuring charges related to a cost reduction program.

Markets

The RVM operation in North America generated total revenues of NOK 373 million in 2005, up two percent versus 2004. Measured in USD the increase was 7 percent. TOMRA placed 1,270 RVMs in the market during 2005 and maintained its leading market position. Sales were driven by a conversion from old T-X2 products to new T-83 HCp equipment. Among the highlights for 2005 was the successful negotiation of a new multi-year agreement with TOMRA's largest lease customer. In early January 2006 TOMRA also received a significant replacement contract worth approximately 70 MNOK from a Michigan-based retailer.

In Europe, TOMRA maintained its position as the leading provider of RVM technology. Revenues equaled NOK 810 million, a decline of 9 percent versus NOK 886 million in 2004. Adjusted for currency fluctuations revenues decreased by 5 percent. The main reasons for this decline were weaker sales in the Nordic region following last year's strong performance in Sweden and lower sales in Central Europe as a result of a continued reduction in the use of refillable containers. On the positive side, TOMRA received orders for upgrading old machines in the Netherlands related to the introduction of deposit on non-refillable containers larger than 0.5 liter as of 1 January 2006.

After several years of uncertainty surrounding the introduction of a nationwide deposit system for non-refillable containers in Germany, the final barriers were overcome in 2005. Consequently TOMRA received orders for approximately 4,000 machines in 2005 to be delivered in 2006. Furthermore, in January 2006 TOMRA received a new order for an additional 4,000 machines –the company's single largest order to date. Given the size of the German market, TOMRA expects more orders from Germany in the future.

THE TOMRA 820

In 2005 TOMRA introduced its new top-of-the-line RVM, the T-820. One of the innovations introduced with the T-820 is TOMRA's InTouch intuitive user guidance system. Combining text, pictures and animations with a large touch screen, InTouch makes it easy to use and maintain the machine. InTouch also makes it possible for store personnel to monitor machine performance and receive e-mail reminders when the machine needs to be cleaned.



As commented in the Director's report 2004, TOMRA filed in November 2004 its written response to the EU Commission's Statement of Objections regarding certain TOMRA supply agreements with customers in several European markets in the period 1991 to 2001. A final decision in the case was expected in 2005. However, TOMRA has not yet received any information from the Commission. The case is still pending and the potential financial impact still uncertain. If necessary, TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

Technology

In 2004 TOMRA introduced a new product strategy. The key objective was to reduce the number of product variants sold and consolidate the manufacturing of the different products onto fewer product platforms. At the same time, TOMRA wanted to keep a wide product range targeting more segments. The implementation of this strategy has continued in 2005, resulting in synergies throughout the entire value chain. Lower product cost is achieved through increased purchasing and production volumes, increased production flexibility and better utilization of the production plant. Increased standardization also results in more impact from innovation and product improvements and reduces the strain on support functions, including service and spare parts handling.

Based on the large orders from Germany, TOMRA has during 2005 also prepared for a significant increase in total production capacity. This has been achieved through a combination of internal ramp-ups and the establishment of an external production network. The production area in Lier in Norway was increased in November 2004, while the focus in 2005 has been to modernize and optimize the production lines, the logistics and the data tools to facilitate high volume production. TOMRA has also signed a contract with PartnerTech, a Swedish manufacturing company with production facilities in Sweden and Poland. TOMRA is producing according to a supplier based production strategy where the company's suppliers do not only deliver components but also larger, complete modules. This allows for high flexibility in capacity.

Collection & materials handling

TOMRA picks up, transports and processes empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In California, TOMRA also owns and operates collection centers outside retail stores.

In 2005, the collection and materials handling segment generated total revenues of NOK 848 million in 2005, an increase of 3 percent from 2004. Measured in USD the increase was 8 percent. Operating profit improved to NOK 65 million (NOK 50 million in 2004). Included in this figure is NOK 6 million in restructuring charges.

Total revenues from materials handling activities in US East and Canada amounted to NOK 469 million, a decline of 3 percent versus 2004. When measured in USD, revenues increased by 1 percent. The growth was due to increased volumes and improved material marketing activities. Profitability in 2005 was at a record high as a result of further streamlining of transportation and processing activities. Some gains were partly off-set by higher fuel prices. TOMRA expects the materials handling operations to continue to improve during 2006.

The collection business in California experienced strong growth and increased profitability. Revenues were up 13 percent to 379 MNOK versus last year. Measured in USD, the increase was 18 percent due to strong volume activity and commodity pricing. Number of containers collected grew by 15 percent over the prior year and the total number of collection sites grew by 10 percent to 433. 2005 also represented another year of double digit operating margin in California. TOMRA anticipates continued growth opportunities in California in 2006.

Recycling technology

TOMRA's presence in the recycling technology equipment market was established through the acquisition of TiTech Visionsort in 2004 and the Orwak Group AB in 2005. TiTech's solutions allow large material recovery facilities to sort a greater amount of, e.g. plastics and paper volume at lower cost and with higher precision than traditional labor-intensive solutions. The Orwak Group develops, manufactures and sells compactor solutions to various industries. TiTech and the Orwak Group have a global customer base, although their main markets are in Europe and in North America.

Revenues and operating profit in 2005 equaled NOK 379 million (NOK 68 million in 2004) and NOK 37 million (NOK 20 million in 2004) respectively. Included in the 2005 operating profit are NOK 5 million in restructuring charges. Growth was driven both by the acquisition of Orwak Group and by strong performance in TiTech.

2005 was a record year for TiTech, both in terms of revenues and profits. Strong development in Germany and increased sales to new markets including France and the US were instrumental in achieving these results. TiTech has during 2005 further strengthened its technology leadership, e.g., through the development of a new high resolution scanner.

The acquisition of Orwak Group AB was completed on 21 February 2005, while the effective date of the transaction was 1 January 2005. The purchase price equaled an enterprise value of SEK 175 million and a conditional payment of up to SEK 20 million based on 2005 and 2006 earnings before interests and taxes. During 2005 the focus has been on creating a good growth platform for the Orwak Group. Costs have been significantly reduced and marketing activities stepped up.

THE TOMRA UNO



The UNO is directed toward a new market segment for TOMRA: small stores such as gas stations and convenience stores which receive less than 1,500 containers per week in return. The UNO includes a number of innovations that enable the machine to provide great functionality at a very affordable price. This picture shows the UNO's unique sorting unit which can easily be taken out for cleaning.

Other non-deposit activities

After the disposal of TOMRA's Brazilian operations in August 2005, this segment consists of business development initiatives in Japan and in the UK. More specifically, TOMRA is developing new collection technology solutions that are being piloted in Japan and in the UK

In terms of continued operations, 2005 revenues amounted to NOK 3 million in 2005 versus NOK 3 million in 2004. Due to significant investments in new technology, in particular in the UK, and in general business development activities the operating loss in this segment equaled NOK 66 million in 2005 compared to an operating loss of NOK 74 million in 2004.

TOMRA's primary activities in Brazil have been the collection and recycling of used aluminum packaging. On 31 August 2005, TOMRA sold its two Brazilian subsidiaries Tomra South America LTDA and Tomra Latasa Reciclagem SA to Aleris International Inc. The transaction involved a cash payment of NOK 122 million. TOMRA's rationale for selling was that operations in Brazil mainly were based on manual processes with limited technology content. The outlook for new legislation requiring new technology was not very favorable and the business risks linked to collected volumes and commodity prices were significant.

In 2005, TOMRA continued the pilot program of the Tomra Recycling Center (TRC) in the UK. The TRC is a new technology platform for collection in non-deposit markets that can be installed in an outdoor, unattended setting. The first TRC was placed outside a TESCO store in November 2004, and in 2005 five more centers were installed. TESCO is one of the world's largest retailers with more than 2,300 stores worldwide. The pilot with TESCO is scheduled to run through the first quarter of 2006. Further expansion of the TRC program in the UK depends on a positive outcome of the pilot. So far feedback from consumers and TESCO has been positive. Approximately NOK 30 million was spent on the TRC pilot program in 2005 vs. NOK 45 million in 2004. TOMRA expects the investments in 2006 to be reduced as the technology is now tested and proven.

After a successful completion of the testing of an outdoor recycling center based on RVM technology in the Tokyo/Yokohama area, the ten first permanent RVMs were sold to municipalities (wards) in Tokyo in 2005. TOMRA's partner in this endeavor was Sumitomo Corporation, which is a leading Japanese industrial conglomerate. Although TOMRA now has approximately 90 machines installed in Japan, a closer cooperation with Sumitomo is required in order to accelerate the placement of RVMs. TOMRA does not expect significant volumes from Japan in 2006, but two key priorities will be to continue the positive dialogues with wards in Tokyo and to create a joint business model together with Sumitomo.

CORPORATE GOVERNANCE

Corporate governance in TOMRA is defined to include those processes and control features, which have been established to protect the interests of TOMRA's shareholders and other stakeholders. TOMRA's Corporate Governance Policy, Core Values and Leadership Principles are aligned to ensure sustainable development of TOMRA. The company's Corporate Governance Policy outlines the role of the Board and its various committees, the criteria for independence of the directors, the guidelines for the compensation of the Board, as well as other pertinent items relevant to corporate governance. TOMRA's complete Corporate Governance Policy can be found on page 58 in this report or on the company's website www.tomra.com.

A comprehensive Code of Conduct, applicable to all leaders and employees, was finalized in 2005. The code covers relevant ethical issues, such as guideline for conflict of interest, hiring of relatives, business gifts, security standards, buying and selling TOMRA shares and other pertinent issues. In 2005, the Board has also developed and introduced trading instructions for primary insiders and insiders in accordance with the new rules and regulations adopted by the Oslo Stock Exchange.

ORGANIZATION, ENVIRONMENT, HEALTH AND SAFETY

The total number of employees in the TOMRA Group at the end of 2005 was 1,906, including the employees of Orwak Group AB. This compares to the 1,795 employees (excluding 177 employees in Brazil) at the end of 2004. The number of employees working in Norway was down to 217 at the end of 2005, from 255 at the end of 2004.

TOMRA measures the satisfaction of internal and external customers through regular surveys. The survey results have been positive over the past several years. Tomra Systems ASA is certified to ISO9001 to ensure continuous improvement in quality performance.

Being a value-driven organization, TOMRA carries out an internal survey among all employees each year providing feedback on whether the individual organizational units practice the company core values. The results are used to further enhance the company's organizational development strategy. TOMRA also applies an integrated management system, which incorporates goal- and result-orientation throughout the entire organization.

TOMRA facilitates equal opportunity for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate in employment opportunities or practices on the basis of race, color, religion, gender, natural origin, age, disability, sexual orientation or any other attribute.

At the end of 2005 19 percent of all employees, and 17 percent of all managers were female. This compares to 17 percent and 16 percent respectively at the end of 2004. Furthermore, three out of TOMRA's seven board members were female. Employees' representing an ethnic minority in the country of employment was 34 percent in 2005, down from 33 percent in 2004.

THE TOMRA HOLOCHIP

Innovation 2005 highlights



The HoloChip is a 14 by 15 millimeter piece of holographically programmed plastic that provides a highly reliable and inexpensive way to identify materials using light spectrum analysis. This innovation, developed by TOMRA in collaboration with the Norwegian research foundation SINTEF, represents a key breakthrough for the development of the Tomra RecyclingCenter project.

The sickness absence rate for Tomra Systems ASA was 2.4 percent in 2005 and 4.4 percent in 2004. In the Tomra Group, the number of work-related injuries requiring medical attention beyond first aid was reduced from 178 in 2004 to 153 in 2005.

In 2005 Erik Thorsen left TOMRA after almost 19 years, of which the last nine years as CEO. Erik Thorsen was succeeded by Amund Skarholt in early April. Prior to joining TOMRA, Amund Skarholt, worked 14 years with IBM and 12 years with Securitas.

TOMRA's Mission and Business Concept set the ambition for TOMRA's environmental engagement and responsibility. Tomra Systems ASA is certified to the ISO14001 environmental management standard, and has made its environmental goals public since 1998.

TOMRA's positive impact on the environment rests primarily with the energy and materials savings resulting from the recycling of used beverage containers. TOMRA's negative impact on the environment is derived from the usage of energy in buildings, industrial processes and the vehicle fleet; the generation of waste and greenhouse gas emissions from TOMRA's use of fossil-fuel based energy; and from consumption and release of water.

An important task for TOMRA during 2005 was to ensure that the company will comply with the RoHS directive. This directive requires all products delivered after 1 July 2006 to be lead-free. Extensive engineering work was required to fulfill the requirements, but it also helped TOMRA rationalize its product portfolio.

The turnaround of TOMRA in 2005 was done without reducing the company's positive impacts on world eco-efficiency and without increasing the negative impact on the environment. In total TOMRA improved its non-financial impacts during 2005. The details are presented on page 57 in this report. TOMRA's corporate social responsibility report is presented in full on www.tomra.com.

FINANCIAL RISK

Financing, cash management and financial risk management for the Tomra Group is centralized and handled by the finance department in Tomra Systems ASA. TOMRA's surplus cash is placed mainly in Norwegian krone (NOK) with duration of less than six months. TOMRA is exposed to currency fluctuations. With 97 percent of its income in foreign currencies, a strengthening of the NOK will lead to reduced earnings for the Group when measured in NOK.

In 2005, TOMRA has only to a limited extent used forward exchange contracts to hedge future cash flows in foreign currencies. No hedge accounting was applied and the contracts at 31 December 2005 were stated at fair value of minus NOK 3.8 million

BOARD OF DIRECTORS



JAN CHR. OPSAHL
CHAIRMAN
Education: B.A., Bus. Adm., University of Strathclyde, M.Sc. Sloan Fellow, London Business School/MIT
Other board memberships: Chairman of the Board of Tandberg ASA, and Tandberg TV ASA.
Board member of TOMRA since 1988



JØRGEN RANDERS
Occupation: Professor, Norwegian School of Management
Education: Ph.D., M.I.T
Other board memberships: eGroup ASA, Miljøforskningssenteret AS and WWF International.
Board member of TOMRA since 1991



HANNE DE MORA
Occupation: Partner/Chairperson, a-connect, Zurich
Education: MBA, IESE Business School, University of Navarra, Barcelona
Other board memberships: Telenor and Valora (Switzerland)
Board member of TOMRA since 2002



RUNE BJERKE
Occupation: Chief Executive Officer, Hafslund ASA
Education: BA, Social Economics, Oslo University, MPA, Harvard University
Other board memberships: Energibedriftenes Landsforening (EBL)
Board member of Tomra since 2004

and recorded as a payable. In 2006, TOMRA will use hedge accounting due to large orders from Germany and consequently a significant exposure towards EUR. In January 2006, TOMRA hedged 75 MEUR at a fixed NOK/EUR conversion rate of 8.11.

TOMRA faces normal business risks related to contractual agreements with, i.e. customers and suppliers. There are however certain macro trends that will have a specific impact on the industry in which TOMRA is operating. Reduced recycling targets and ambitions, lower labor costs and decreasing commodity prices will impact TOMRA's negatively as the need for advanced recycling technology will then become less evident. Currently these macros are working in TOMRA's favor.

TOMRA's business is also to a large extent dependent on political decisions, more specifically on deposit legislation. If a country or US state cancels its existing deposit law, there will be limited incentives for TOMRA's customers to maintain current or invest in new TOMRA equipment. On the other hand, if a country or US state introduces deposit legislation or expands its existing law that will create new opportunities for TOMRA.

SHAREHOLDERS AND CAPITAL

The total number of outstanding shares at the end of the year was unchanged at 178.5 million with face value of one Norwegian krone. Number of shareholders decreased to 15,003 at the end of 2005, down from 17,611 at the beginning of the year. 35 percent of TOMRA's shares were held by non-Norwegian residents at the end of the year, up 2 percentage points from 33 percent in the beginning of 2005. The TOMRA share price was NOK 48.30 at the end of 2005, up 45 percent from 33.30 at the beginning of the year. Liquidity in the TOMRA share was maintained during 2005. 601 million shares were traded in 2005 compared to 604 million in the previous year.

At the extraordinary Annual General Meeting in October 2005, the Board got an authorization to acquire up to 10 million treasury shares. The shares could only be utilized in connection with execution of employee stock options. 4,498,000 shares were acquired during 2005 at an average price of NOK 46.94 per share. At the ordinary Annual General Meeting in May 2006, the Board will ask for a cancellation of its treasury shares holding and for a new authorization for acquiring 10 million additional shares.

From 2006, TOMRA will not initiate new option plans for management and employees. Instead, a new cash-based incentive system linked to long-term extraordinary financial performance in the Tomra Group will be introduced.

Asker, 14 February 2006



GRETHE AASVED
Occupation: Director Corporate Affairs, Pfizer AS
Education: Bachelor of Medicine (Cand. med.), Oslo University (1985), Specialist in psychiatry (1998)
Board member of TOMRA since 2005



KLAUS NÆRØ
EMPLOYEE REPRESENTATIVE
Occupation: Technical order processing, Tomra Production AS
Board member of TOMRA since 1988



KAREN MICHELET
EMPLOYEE REPRESENTATIVE
Occupation: HR Coordinator, Human Resources Dept., Tomra Systems ASA
Board member of TOMRA since 2005



AMUND SKARHOLT
PRESIDENT & CEO
Other board memberships: Vice Chairman of the Board, Tandberg asa, Board member, Capio AB
Board member of Tomra since 2006

Profit and loss statement

Tomra Systems ASA NGAAP 2005	2004	2003	Figures in NOK million	Note	Group IFRS 2005	2004
399.4	**388.9**	**448.5**	**Operating revenues**	1	**2,413.1**	**2,142.2**
332.3	299.9	330.0	Cost of goods sold	2	1,019.8	818.2
143.5	115.9	97.0	Employee benefits expenses	3,16	794.6	738.8
7.8	8.9	8.7	Ordinary depreciation	8,9	139.7	136.8
125.3	0.0	0.0	Gain/loss on disposal of subsidiaries	14	-	-
0.0	0.0	0.0	Write-down of non-current assets	9	37.2	0.0
50.6	51.2	24.1	Other operating expenses		288.8	249.8
659.5	**475.9**	**459.8**	**Total operating expenses**		**2,280.1**	**1,943.6**
(260.1)	**(87.0)**	**(11.3)**	**Profit before other items**		**133.0**	**198.6**
-	-	-	Loss related to Tomra Systems OY		0.0	3.4
-	-	-	Income related to Wise Metals		0.0	54.7
0.0	**0.0**	**0.0**	**Total other items**	5	**0.0**	**51.3**
(260.1)	**(87.0)**	**(11.3)**	**Operating profit**		**133.0**	**249.9**
-	-	-	Profit from associates	15	2.0	1.1
120.4	139.0	200.0	Dividend from subsidiaries		-	-
49.3	51.4	70.0	Financial income		17.7	34.6
6.1	7.3	27.4	Financial expenses		5.2	12.3
163.6	**183.1**	**242.6**	**Net financial items**	4	**14.5**	**23.4**
(96.5)	**96.1**	**231.3**	**Ordinary profit before taxes**		**147.5**	**273.3**
(16.1)	2.1	16.7	Taxes	10	55.2	92.9
(80.4)	**94.0**	**214.6**	**Net profit continued operations**		**92.3**	**180.4**
			Loss on discontinued operations	23	**(70.4)**	**14.3**
			Net profit for the period		**21.9**	**194.7**
			Attributable to:			
			Equity holders of the parent		8.3	179.3
			Minority interest		13.6	15.4
			Net profit for the period		**21.9**	**194.7**
			Allocated as follows:	20		
60.9	321.3	53.5	Dividend			
(141.3)	(227.3)	161.1	Other equity			
(80.4)	**94.0**	**214.6**	**Total allocated**			
			Earnings per share	20	0.05	1.00
			Earnings per share, fully diluted	20	0.05	1.00

Balance sheet as of 31 December

	Tomra Systems ASA NGAAP				Group IFRS	
	2005	2004	Figures in NOK million	Note	2005	2004
ASSETS	25.6	9.5	Deferred tax assets	10	100.7	97.9
	0.0	0.0	Goodwill	9,22	500.8	535.3
	0.0	0.0	Development costs	9	66.9	59.1
	0.0	0.0	Other intangible assets	9	14.9	26.2
	25.6	**9.5**	**Total intangible non-current assets**		**683.3**	**718.5**
	19.1	18.8	Property, plant and equipment	8	430.1	396.6
	0.0	0.0	Leasing equipment	8	154.0	140.1
	19.1	**18.8**	**Total tangible non-current assets**		**584.1**	**536.7**
	1,594.1	1,757.5	Investment in subsidiaries	14,22	-	-
	443.5	374.3	Loan to subsidiaries	14	-	-
	0.0	0.0	Investments in associates	15	43.6	38.8
	0.0	0.0	Other investments		3.4	3.5
	40.5	37.0	Pensions	16	0.0	0.0
	0.0	0.0	Long term receivables		182.1	149.7
	2,078.1	**2,168.8**	**Total financial non-current assets**		**229.1**	**192.0**
	2,122.8	**2,197.1**	**Total non-current assets**		**1,496.5**	**1,447.2**
	3.2	**5.0**	**Inventory**	2	**334.1**	**285.0**
	0.0	0.0	Accounts receivables		539.4	413.0
	417.8	444.5	Intra-group receivables		-	-
	8.9	27.6	Other short-term receivables		132.2	128.6
	426.7	**472.1**	**Total receivables**	7	**671.6**	**541.6**
	258.9	**726.8**	**Cash and cash equivalents**	24	**491.4**	**983.0**
	688.8	**1,203.9**	**Total current assets**		**1,497.1**	**1,809.6**
	2,811.6	**3,401.0**	**Total assets**		**2,993.6**	**3,256.8**
LIABILITIES AND EQUITY	178.5	178.5	Share capital		178.5	178.5
	(4.5)	0.0	Treasury shares		(4.5)	0.0
	1,418.3	1,418.3	Share premium reserve		1,418.3	1,418.3
	1,592.3	**1,596.8**	**Paid in capital**		**1,592.3**	**1,596.8**
	818.6	**1,163.2**	**Retained earnings**		**573.6**	**967.0**
	-	-	**Minority interest**		**75.2**	**68.0**
	2,410.9	**2,760.0**	**Total equity**	20	**2,241.1**	**2,631.8**
	0.0	0.0	Deferred tax liabilities	10	18.0	22.5
	0.0	0.0	Pension liabilities	16	14.2	20.5
	0.0	7.5	Interest-bearing liabilities	6	27.8	50.0
	0.0	0.0	Other long-term liabilities		43.5	51.0
	0.0	**7.5**	**Total non-current liabilities**		**103.5**	**144.0**
	2.5	0.0	Interest-bearing liabilities	6	33.5	11.5
	14.9	10.9	Accounts payables		234.1	172.5
	207.5	216.6	Intra-Group debt		-	-
	0.0	0.0	Income tax payable	9	50.5	13.8
	35.8	29.3	Provisions	12	50.6	40.6
	140.0	376.7	Other current liabilities	11	280.3	242.6
	400.7	**633.5**	**Total current liabilities**		**649.0**	**481.0**
	400.7	**641.0**	**Total liabilities**		**752.5**	**625.0**
	2,811.6	**3,401.0**	**Total liabilities and equity**		**2,993.6**	**3,256.8**
	132.7	131.0	Warranty liabilities		132.7	131.0

Statement of recognized income and expense

Figures in NOK million	Group IFRS 2005	2004
Foreign exchange translation differences	123.3	(144.0)
Net income recognized directly in equity	**123.3**	**(144.0)**
Profit for the period	21.9	194.7
Total recognized income and expense for the period	**145.2**	**50.7**
Attributable to:		
Equity holders of the parent company	126.8	42.1
Minority interest	18.4	8.6
Total recognized income and expense for the period	**145.2**	**50.7**
Reported minority	13.6	15.4
Exchange variations minorities	4.8	(6.8)
Total	**18.4**	**8.6**

Tomra Group NGAAP

2004 and 2003

Figures in NOK million	Group NGAAP 2004	2003
Operating revenues	**2,512.2**	**2,462.8**
OPERATING EXPENSES		
Cost of goods sold	1,165.0	1,083.0
Labor cost and social expenses	741.6	717.4
Ordinary depreciation	165.9	172.8
Other operating expenses	266.8	247.8
Total operating expenses	**2,339.3**	**2,221.0**
Operating profit	**172.9**	**241.8**
FINANCIAL ITEMS		
Profit from affiliated companies	1.1	1.0
Financial income	36.1	69.0
Financial expenses	13.0	27.0
Net financial items	**24.2**	**43.0**
Ordinary profit before taxes	**197.1**	**284.8**
Other items	51.3	(35.0)
Taxes ordinary profit	66.6	97.5
Taxes exceptional items	20.5	(10.3)
Net profit	**161.4**	**162.6**
Minority interest	(15.4)	(17.9)
Earnings per share	0.82	0.81
Earnings per share, ex. other items	0.64	0.95
Earnings per share, fully diluted	0.82	0.81

Cash flow analysis

Tomra Systems ASA NGAAP 2005	2004	2003	Figures in NOK million	Group IFRS 2005	2004
			CASH FLOW FROM OPERATIONS		
(96.5)	96.1	231.3	Ordinary profit before taxes	147.5	273.3
0.0	(22.0)	(62.4)	Income taxes paid	(23.9)	(93.2)
0.0	0.0	0.0	(Gains)/losses from sales of fixed assets	(0.2)	(0.8)
7.8	8.9	8.7	Ordinary depreciations	139.7	136.8
125.3	0.0	0.0	Write-down non-current assets	37.2	0.0
1.8	(2.7)	0.5	Net change in inventory	(2.1)	61.2
18.8	(22.0)	(0.3)	Net change in receivables	(59.4)	67.4
3.9	3.1	3.0	Net change in payables	31.0	2.3
(3.5)	(16.7)	3.2	Difference between booked costs on pension funds and actual cash payments to these funds	(6.3)	(17.0)
-	-	-	Effect of changes in exchange rates	(8.2)	(30.7)
-	-	-	Profit before tax from affiliated companies	(2.0)	(1.1)
-	-	-	Dividend from affiliated companies	1.9	1.1
33.5	(4.5)	41.2	Changes in other balancesheet items	(12.7)	9.0
91.1	**40.2**	**225.2**	**Net cash flow from operating activities**	**242.5**	**408.3**
			CASH FLOW FROM INVESTING ACTIVITIES		
0.8	0.0	0.0	Proceeds from sales of non-current assets	27.1	28.5
163.5	0.0	0.0	Disposal of subsidiary	112.2	0.0
(125.4)	(216.1)	(6.0)	Acquisition of subsidiary	(111.3)	(260.4)
(8.9)	(4.7)	(7.0)	Net investments in non-current assets	(204.6)	(191.4)
0.0	0.0	0.0	Proceeds from sales of shares	0.1	(0.1)
30.0	**(220.8)**	**(13.0)**	**Net cash flow from investing activities**	**(176.5)**	**(423.4)**
			CASH FLOW FROM FINANCING ACTIVITIES		
(51.6)	84.9	(8.9)	Payments from loan from/to subsidiaries	-	-
0.0	0.0	0.0	Payment of long term loan	(26.2)	0.0
(5.0)	(5.0)	(5.0)	Repayment of long-term loan	0.0	(8.2)
-	-	-	Dividend minorities	(12.1)	(12.8)
0.0	0.0	0.0	Net change bank overdraft	4.6	(1.0)
(211.1)	0.0	0.0	Purchase of treasury shares	(211.1)	0.0
(321.3)	(53.5)	(44.6)	Dividend paid	(321.3)	(53.5)
(589.0)	**26.4**	**(58.5)**	**Net cash flow from financing activities**	**(566.1)**	**(75.5)**
-	-	-	Currency effect on cash	8.5	(9.8)
(467.9)	(154.2)	153.7	Net change in cash/cash equivalents	(491.6)	(100.4)
726.8	881.0	727.3	Cash and cash equivalents per 1.1	983.0	1,083.4
258.9	726.8	881.0	Cash and cash equivalents per 31.12	491.4	983.0

Consolidation and accounting principles

Group - IFRS

GENERAL

Business concept and customers

Tomra Systems ASA (the "Company") is a company domiciled in Norway. TOMRA designs and operates cost-effective systems for recovering packaging and other used material for reuse and recycling. Added value is created for each customer through excellence in service and innovation.

TOMRA's customers are mainly located in Europe and North America.

Significant accounting policies

The consolidated financial statements of the Company for the year ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates. The financial statements consist of the income statement, statement of recognised income and expense, balance sheet, cash flow statement and notes to the accounts.

The financial statements were authorised for issue by the directors on February 14th 2006.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with the Norwegian Accounting Act and International Financial Reporting Standards (IFRS) as adopted by EU. These are the Group's first consolidated financial statements and IFRS 1 has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 25.

(b) Basis of preparation

The financial statements are presented in NOK, rounded to the nearest one hundred thousand. They are prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of transaction. Income is recognised at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognised.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.

The accounting policies have been applied consistently by Group entities.

REPORTING STRUCTURE

The Groups consolidated figures comprises the following units:

Tomra Systems ASA

Europe
Tomra Europe AS (N)
Tomra Butikksystemer AS (N)
Tomra Systems AB (S)
OY Tomra AB (FIN)
Tomra Systems AS (DK)
Tomra Systems BV (NL)
Tomra Systems GmbH (D)
Tomra Systems SA (F)
Tomra AG (SWI) (50,5 %)
Tomra Systems NV (BEL)
B-burken AB (S)
Tomra s.r.o (CHE) (40 %)
Halton Systems GmbH (D)
Tomra Baltic OÜ (EST) (40 %)
Tomra Production AS (N)
Titech Visionsort AS (N)
Titech Visionsort GmbH (D)
Titech Visionsort Espana (E)
Q-vision AS (N)
Orwak Group AB (S)
Presona AB (S)
Morinders Verkstäder AB (S)
Compactus AB (S)
Presona GmbH (D)
Orwak Danmark AS (DK)
Orwak Polen ZPZOO (P)

South America
Tomra South America SA (BRA)
Tomra Latasa Reciclagem SA (BRA)
Tomra Brazil SA (BRA)

North America
Tomra North America Inc. (CT)
Tomra Systems Inc. (CAN)
Tomra Metro LLC (CT, NY)
Mobile Redemp. Inc. (CT, MA)
BICS LLC (72%) (NY)
TNYR LLC (70%) (NY)
Upstate Tomra LLC (55%)
Tomra Mass. (55%) (MA)
Halton System Inc. (ME)
Les Systems Inc. (CAN)
Camco Recycling Inc. (CAN)
Tomra Canada Inc. (CAN)
Tomra Pacific Inc. (CA)
UBCR (51%) (MI)
UltrePET LLC (49%)

Asia
Tomra Japan Asia Pacific KK (JAP)

BU South America is discontinued in 2005, see also note 23.

Consolidation principles

(a) Consolidated companies
The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

(b) Elimination of shares in subsidiaries
Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is tested for impairment at least on an annually basis.

(c) Currency translation for foreign subsidiaries
The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on December 31. Translation differences are shown as a separate item and charged directly to the Group's equity.

(d) Minority interests
The minority interests part of the net profit and equity, is classified as separate items in the profit and loss statement and balance sheet.

(e) Changed ownership in subsidiaries
By successive acquisitions in subsidiaries, fair value of assets and liabilities are established the first time consolidation take place. Fair value of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase. Additional goodwill is charged to equity.

(f) Internal transactions/intercompany items
All purchases and sales between Group companies, intra Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

(g) Associates
Associates, in which TOMRA has an ownership interest of 20-50% and significant influence over operation and financial decisions are included in the consolidated accounts based on the equity method. The Group's share of the profit from associates is reported under financial items in the income statement.

Valuation and classification principles

(a) Revenue recognition
Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

(b) Cost recognition
Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

c) Expenses

Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity's right to receive payments is established. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

d) Derivative financial instruments
Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(e) Property, plant and equipment
Owned assets
Items of property, plant and equipment are entered in the accounts at original cost, with deductions for accumulated depreciation and impairment losses. If the fair value of an item of property, plant and equipment is lower than book value, and the decline in value is not temporary, the asset will be written down to fair value. Based on the acquisition cost, straight-line depreciation is applied over the economic life of the non-current assets. When relevant, the acquisition cost includes future dismantling cost.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets
Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs
The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(f) Intangible assets
Intangibles consist of goodwill, development cost, entitlement to trademarks and non-competition agreements.

Goodwill
All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and overhead costs directly attributable to prepare the asset for use. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Other intangibles
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Other intangibles are amortized over the term of the contract. Impairment-testing is performed at year end where there were indications of impairment, and no impairment losses were found necessary.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(g) Shares
Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

(h) Inventory
Inventories of raw materials are valued at the lower of the cost of acquisition and the fair value. Work in progress and finished products are valued at the lower of the cost to manufacture or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence when necessary.

The cost of inventories is based on the weighted average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

(i) Receivables and liabilities in foreign currencies
Receivables and liabilities are booked at the exchange rate at the date of the balance sheet. Long term loan to subsidiaries in foreign currency is considered part of the net investment, and is in the parent companies accounts booked at cost in NOK.

(j) Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.
The parent company presents total bank deposits in the international cash pool, while the subsidiaries presents their share of the international cash pool as intra-group balances.

(k) Pension obligations
Pension obligations related to insured pension, as well as the pension premium reserve, is included in the balance sheet using the net principle. See Note 16 for further details concerning pension obligations

(l) Warranty allocations
A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

(m) Taxes
The tax charge in the income statement includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method. See Note 10 "Taxes".

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(n) Earnings per share
Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

(o) Cash flow statement
The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

(p) Impairment
The carrying amounts of the Group's assets, other than inventory and deferred tax assets (see separate accounting policies), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even through no indication of impairment existed.

Calculation of recoverable amount
The recoverable amount of assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(q) Dividends
Dividends are recognised as a liability in the period in which they are declared.

(r) Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(s) Share-based payment transactions
The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes-formula, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(t) Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(u) Trade and other payables
Trade and other payables are stated cost.

(v) Segment reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(w) Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

On initial classification as discontinued operations, non-current assets are classified as held for sale and recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

(x) Business combinations involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory.

In the absence of more specific guidance, the Group consistently applied the book value measurement method to all common control transactions.

Accounting principles
Tomra Systems ASA - NGAAP

GENERAL

BASIC PRINCIPLES

The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

Valuation and Classification Principles

REVENUE RECOGNITION

Machines and parts are sold Ex-works, and revenues are recognized when risk is transferred to the customer. Other service revenue is recognized when services are provided.

COST RECOGNITION

Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

START-UP AND DEVELOPMENT COSTS

Start-up and research and development costs are expensed as they are incurred.

TANGIBLE FIXED ASSETS

Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value.

Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

SHARES

Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCIES

Receivables and liabilities are booked at the exchange rate at the date of the balance sheet. Long term loan to subsidiaries in foreign currency is considered part of the net investment, and is booked at cost in NOK.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.

Tomra Systems ASA presents total bank deposits in the international cash pool, while subsidiaries presents their share of the international cash pool as intra-group balances.

PENSION OBLIGATIONS

Pension obligations related to insured pension, as well as the pension premium reserve, are included in the balance sheet using the net principle. Ref. note 16.

TAXES

The tax charge in the profit and loss accounts includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standard.

CASH FLOW STATEMENT

The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

SHARE-BASED PAYMENTS

The share option program allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using an option pricing model based on the Black & Scholes formula, taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Notes

NOTE 1 Segment information

TOMRA GROUP - IFRS

	Deposit		Non-deposit			Other			
Figures in NOK million	RVM Tech	Collection & materials handling	Recycling Tech	Other Activities (Continued)	Other activities (Discontinued)	Group functions	Total	Assets	Investment
2004									
Nordic	439						439	624	274
Central Europe	438		41				479	146	3
Rest of Europe	9		18				27	0	0
US East & Canada	364	484	7				855	928	107
US West		337					337	132	7
Rest of the world			2	3			5	346	4
Operating revenues	1,250	821	68	3		0	2,142		
Gross contribution	635	184	43	1		0	863		
- in %	51 %	22 %	63 %	33 %			40 %		
Operating expenses	416	134	23	75		16	664		
Profit before other items	219	50	20	(74)		(16)	199		
- in %	18 %	6 %	29 %				9 %		
Share of profit of associates	1	0	0	0		0	1		
Investments	147	48	196	0	4	0	395		
Investments in associates	0	39	0	0		0	39		
Assets	1,117	569	259	5	226	1,081	3,257		
Liabilities	362	112	17	2	34	98	625		
Depreciations	91	43	2	0		0	136		
Impairment losses recognized in P&L	0	0	0	0		0	0		
Other significant non-cash expenses	7	9	0	0		0	16		
2005									
Nordic	377		83				460	886	188
Central Europe	433		203				636	303	9
Rest of Europe			30				30	0	0
US East & Canada	373	469	23				865	1,040	118
US West		379					379	168	9
Rest of the world			40	3			43	5	0
Operating revenues	1,183	848	379	3		0	2,413		
Gross contribution	541	196	174	0		0	911		
- in %	46 %	23 %	46 %				38 %		
Operating expenses	424	131	137	66		20	778		
Profit before other items	117	65	37	(66)		(20)	133		
- in %	10 %	8 %	10 %				6 %		
Share of profit of associates	2	0	0	0		0	2		
Investments	109	72	142	2		0	325		
Investments in associates	0	44	0	0		0	44		
Assets	1,226	694	477	5		592	2,994		
Liabilities	465	118	70	2		97	752		
Depreciations	86	41	12	0		0	140		
Impairment losses recognized in P&L	37	0	0	0		0	37		
Other significant non-cash expenses	10	13	3	0		0	26		

NOTE 1 cont.

TOMRA has divided its primary reporting format into four business segments: RVM Technology, Collection and materials handling, Recycling Technology and other activities. In addition is the corporate overhead costs reported in a separate column. The split is based upon the risk and return profile of the Group's different activities, also taking into consideration TOMRAs internal reporting structure.

RVM Technology consists of the sale, lease and servicing of RVMs to stores in Europe and North America, and data management systems, which monitor container collection volumes and related cash flow.

Collection and materials handling consists of pick-up, transport and processing of empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In addition the segment includes the collection activities in California, where TOMRA owns and operates collection centers outside stores.

Recycling Technology consists of TiTech Visionsort, which produces optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.

Other discontinued activities consists of TOMRA's activities in Brazil. Other continued activities consists of other non-deposit development areas like Japan and UK. The segment includes also the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low-cost recycling center for non-deposit markets.

Group functions consist of corporate functions at TOMRA headquarters.

Assets and liabilities are distributed out on the different reporting segment, except for cash, interestbearing debt and tax positions, which are being allocated to Group functions.

There is no material segment revenue from transactions with other segments.

NOTE 2 Inventory/cost of goods sold

Tomra Systems ASA NGAAP 2005	Tomra Systems ASA NGAAP 2004	Figures in NOK million	Group IFRS 2005	Group IFRS 2004
		COST OF GOODS SOLD		
332.3	299.9	Cost of goods sold, gross	989.9	862.9
-	-	Change in inventory	29.9	(44.7)
332.3	**299.9**	**Cost of goods sold, net**	**1,019.8**	**818.2**

Cost of goods sold include adjustment of write-down of inventory of minus NOK 3.5 million (2004: 9.3) for the parent company and NOK 1.3 million (2004: 8.5) for the group.

Tomra Systems ASA NGAAP 2005	Tomra Systems ASA NGAAP 2004	Figures in NOK million	Group IFRS 2005	Group IFRS 2004
		INVENTORY		
-	-	Raw materials	87.6	68.3
-	-	Work in progress	16.0	17.7
3.2	5.0	Finished goods	117.6	84.8
-	-	Spare parts	113.0	114.2
3.2	**5.0**	**Total inventory**	**334.1**	**285.0**
-	-	Inventory stated at fair value less costs to sell	19.3	12.5

Inventories are not subject to retention of title clauses.

NOTE 3 Employee benefits expenses

Tomra Systems ASA NGAAP 2005	Tomra Systems ASA NGAAP 2004	Figures in NOK million	Group IFRS 2005	Group IFRS 2004
94.1	87.6	Salary	629.5	603.2
20.8	11.5	Social security tax	95.7	74.6
17.0	13.2	Pension cost	21.6	18.6
7.7	0.0	Equity-settled transactions [1)]	25.5	18.1
3.9	3.7	Other social expenses	22.2	24.3
143.5	**115.9**	**Total employee benefits expenses**	**794.6**	**738.8**
132	145	Average number of employees	1,920	1,766

[1)] Ref. note 19

NOTE 4 Financial Items

Tomra Systems ASA NGAAP			Group IFRS	
2005	2004	Figures in NOK million	2005	2004
92.4	100.0	Dividend from subsidiaries	-	-
28.0	39.0	Group contributions from subsidiaries	-	-
120.4	139.0	Dividend from subsidiaries	-	-
45.6	47.0	Interest income 1)	14.1	30.1
3.7	4.4	Foreign exchange gain	3.6	4.5
49.3	51.4	Total financial income	17.7	34.6
3.9	5.2	Interest expenses 1)	2.0	2.4
2.2	2.1	Other financial expenses	3.2	9.9
6.1	7.3	Total financial expenses	5.2	12.3

1) Interest income and expenses for the parent company, includes interest income and expenses from subsidiaries of respectively NOK 39.9 million and NOK 3.5 million. Borrowing costs are recognized as an expense in the period in which they are incurred.

NOTE 5 Other items

GROUP - IFRS

Tomra Systems OY

Tomra decided in December 2003 to close down its production facility in Heinola, Finland. The closing took place during 1st half of 2004, and implied a loss of NOK 38.3 million, of which NOK 35.0 million were accrued as of December 31st 2003.

Wise Metals Group

In connection with the sale of its ownership interest in Wise Metals Group (WMG), TOMRA booked a gain of NOK 54.6 million (USD 8 million) in second quarter 2004. This ownership interest was obtained in 2001 through conversion of receivables owed by WMG. The converted receivables were fully reserved for in 2001.

NOTE 6 Interest-bearing liabilities

Tomra Systems ASA NGAAP			Group IFRS	
2005	2004	Figures in NOK million	2005	2004
		Non-current liabilities		
0.0	7.5	Unsecured bank loans	26.1	33.0
		Finance lease obligation	1.7	0.0
		Other non-current interestbearing liabilities	0.0	17.0
0.0	7.5	Total non-current interestbearing liabilities	27.8	50.0
0.0	0.0	Due more than 5 years after balance day	5.4	16.6
		Current liabilities		
0.0	0.0	Current portion of finance lease liabilities	0.8	0.0
2.5	0.0	Current portion of unsecured bank loans	9.1	8.3
0.0	0.0	Other interest-bearing liabilities	23.6	3.2
2.5	0.0	Total current interestbearing liabilities	33.5	11.5

The debt has mainly floating rate of interest, and has been submitted with negative pledge agreements.

NOTE 7 Receivables

Tomra Systems ASA NGAAP			Group IFRS	
2005	2004	Figures in NOK million	2005	2004
0.0	0.0	Accounts receivables, gross	553.6	428.4
418.2	444.5	Intra group short-term receivables	-	-
8.9	27.6	Other short-term receivables, gross	132.2	128.6
(0.4)	0.0	Provision for bad debt	(14.2)	(15.4)
426.7	472.1	Total receivables	671.6	541.6

Total bad debt written off in 2005 amounted NOK 0.4 million (2004: 0.0) for the parent company and NOK 6.4 million (2004: 2.4) for the Group. Bad debt written off is reported as other operating expenses. Receivables with due dates more than one year after the balance day, are reported as non-current assets.

NOTE 8 Property, Plant and Equipment

GROUP - IFRS Figures in NOK million	Land & buildings 3)	Machinery & Fixtures	Vehicles	Leasing equipment	Total
Cost					
Balance at 1 January 2004	228.0	534.1	82.8	509.7	1,354.6
Acquisitions through business combinations	0.0	2.1	0.6	0.0	2.7
Other acquisitions	34.0	50.3	10.3	62.8	157.4
Disposals	(27.2)	(127.3)	(10.1)	(100.1)	(264.7)
Effect of movements in foreign exchange (1)	(7.7)	(30.9)	(6.1)	(50.9)	(95.6)
Balance at 31 December 2004	**227.1**	**428.3**	**77.5**	**421.5**	**1,154.4**
Balance at 1 January 2005	227.1	428.3	77.5	421.5	1,154.4
Acquisitions through business combinations	0.0	9.9	0.0	5.7	15.6
Other acquisitions	13.9	84.2	15.6	51.7	165.4
Disposals	(14.8)	(90.6)	(14.6)	(52.6)	(172.6)
Effect of movements in foreign exchange (2)	18.5	34.6	6.4	54.8	114.3
Balance at 31 December 2005	**244.7**	**466.4**	**84.9**	**481.1**	**1,277.1**
Depreciation and impairment losses					
Balance at 1 January 2004	38.1	347.1	45.5	358.0	788.7
Depreciation charge for the year 6)	5.5	51.3	10.2	55.0	122.0
Impairment losses (4)	0.0	0.0	0.0	0.0	0.0
Disposals	(8.3)	(117.3)	(6.2)	(93.1)	(224.9)
Effect of movements in foreign exchange	(0.5)	(24.8)	(4.3)	(38.5)	(68.1)
Balance at 31 December 2004	**34.8**	**256.3**	**45.2**	**281.4**	**617.7**
Balance at 1 January 2005	34.8	256.3	45.2	281.4	617.7
Depreciation charge for the year 7)	8.9	50.3	12.0	50.8	122.0
Impairment losses (4)	0.0	0.0	0.0	0.0	0.0
Disposals	(1.6)	(52.7)	(10.1)	(39.9)	(104.3)
Effect of movements in foreign exchange	3.7	16.6	2.5	34.8	57.6
Balance at 31 December 2005 (3)	**45.8**	**270.5**	**49.6**	**327.1**	**693.0**
Depreciation rate (5)	2-4%	10-33%	15-33%	10-20%	
Useful lives, until	50 yrs	10 yrs	7 yrs	5-10 yrs	
Carrying amounts					
At 1 January 2004	189.9	187.0	37.3	151.7	565.9
At 31 December 2004	192.3	172.0	32.3	140.1	536.7
At 31 December 2005	198.9	195.9	35.3	154.0	584.1
Finance leases carrying amounts (as included in total carrying amounts)					
At 1 January 2004	0.0	0.0	0.0	0.0	0.0
At 31 December 2004	0.0	0.0	0.0	0.0	0.0
At 31 December 2005	0.0	5.3	0.0	0.0	5.3

1) Exchange rates as of 31 December 2004 are used in calculating tangible assets of foreign subsidiaries
2) Exchange rates as of 31 December 2005 are used in calculating tangible assets of foreign subsidiaries
3) Including land of NOK 39.6 million as of 31 December 2005
4) Impairment losses are specified as a separate line item in the Income Statement
5) All depreciation plans are linear
6) Not including depreciations from discontinued operations with NOK 5.7 million
7) Not including depreciations from discontinued operations with NOK 4.2 million

Minimum lease payments under operational lease of offices	2005	2004
Not later than one year	36.6	26.7
Between one and five years	83.7	64.1
More than five years	91.0	8.6

Leasing equipment

The companies within the TOMRA group had 5,960 reverse vending machines leased to customers by the end of 2005. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from leasing equipment	2005	2004
Not later than one year	42.2	42.1
Between one and five years	93.0	63.8
More than five years	10.9	8.0

NOTE 8 cont. Property, Plant and Equipment

TOMRA SYSTEMS ASA - NGAAP Figures in NOK million	Machinery & Fixtures	Vehicles	Total
Cost			
Balance at 1 January 2004	84.9	1.3	86.2
Acquisitions	4.7	0.0	4.7
Disposals	(4.6)	0.0	(4.6)
Balance at 31 December 2004	**85.0**	**1.3**	**86.3**
Balance at 1 January 2005	85.0	1.3	86.3
Acquisitions	8.9	0.0	8.9
Disposals	0.0	(1.1)	(1.1)
Balance at 31 December 2005	**93.9**	**0.2**	**94.1**
Depreciation and impairment losses			
Balance at 1 January 2004	63.4	0.2	63.6
Depreciation charge for the year	8.6	0.3	8.9
Impairment losses	0.0	0.0	0.0
Disposals	(5.0)	0.0	(5.0)
Balance at 31 December 2004	**67.0**	**0.5**	**67.5**
Balance at 1 January 2005	67.0	0.5	67.5
Depreciation charge for the year	7.8	0.0	7.8
Impairment losses	0.0	0.0	0.0
Disposals	0.0	(0.3)	(0.3)
Balance at 31 December 2005	**74.8**	**0.2**	**75.0**
Depreciation rate 1)	10-33%	15-33%	
Useful lives, until	10 yrs	7 yrs	
Carrying amounts			
At 1 January 2004	21.5	1.1	22.6
At 31 December 2004	18.0	0.8	18.8
At 31 December 2005	19.1	0.0	19.1

1) All depreciation plans are linear.

Minimum lease payments under operational lease of offices	2005	2004
Not later than one year	10.2	10.0
Between one and five years	37.0	31.2
More than five years	72.0	0.0

NOTE 9 Intangible assets

GROUP - IFRS

Figures in NOK million	Goodwill	Development costs	Patents	Other	Total
Cost					
Balance at 1 January 2004	708.3	49.6	0.0	35.5	793.4
Acquisitions through business combinations	184.4	6.4	10.0	0.0	200.8
Other acquisitions -internally developed	0.0	24.4	0.0	9.6	34.0
Disposals	(147.5)	0.0	0.0	(7.0)	(154.5)
Effect of movements in foreign exchange	(25.9)	0.0	0.0	0.4	(25.5)
Balance at 31 December 2004	**719.3**	**80.4**	**10.0**	**38.5**	**848.2**
Balance at 1 January 2005	719.3	80.4	10.0	38.5	848.2
Acquisitions through business combinations	101.0	1.8	0.0	0.0	102.8
Other acquisitions -internally developed	0.0	35.8	0.0	3.3	39.1
Disposals	(190.8)	0.0	0.0	0.0	(190.8)
Effect of movements in foreign exchange	51.2	0.0	0.0	3.1	54.3
Balance at 31 December 2005	**680.7**	**118.0**	**10.0**	**44.9**	**853.6**
Depreciation and impairment losses					
Balance at 1 January 2004	341.4	13.0	0.0	21.8	376.2
Depreciation charge for the year	0.0	8.3	0.5	6.0	14.8
Impairment losses	0.0	0.0	0.0	0.0	0.0
Disposals	(139.4)	0.0	0.0	(6.0)	(145.4)
Effect of movements in foreign exchange	(18.0)	0.0	0.0	0.0	(18.0)
Balance at 31 December 2004	**184.0**	**21.3**	**0.5**	**21.8**	**227.6**
Balance at 1 January 2005	184.0	21.3	0.5	21.8	227.6
Depreciation charge for the year	0.0	13.8	1.0	2.9	17.7
Impairment losses (1)	10.2	16.0	0.0	11.0	37.2
Disposals	(30.6)	0.0	0.0	0.0	(30.6)
Effect of movements in foreign exchange	16.3	0.0	0.0	2.8	19.1
Balance at 31 December 2005	**179.9**	**51.1**	**1.5**	**38.5**	**271.0**
Depreciation rate (2)	0 %	14-33 %	10 %	5-33 %	
Useful lives, until	Indefinite	3-7 yrs	10 yrs	3-20 yrs	
Carrying amounts					
At 1 January 2004	366.9	36.6	0.0	13.7	417.2
At 31 December 2004	535.3	59.1	9.5	16.7	620.6
At 31 December 2005	**500.8**	**66.9**	**8.5**	**6.4**	**582.6**

1) Impairment losses are specified as a separate line item in the Income Statement.
2) All depreciation plans are linear.

Specification of goodwill impairment losses in 2005

Tomra Switzerland (included in BU Western Europe)	10.2
Total impairment losses recognized in 2005	10.2

In addition NOK 80 million was written down in 2Q, related to BU South America, see also note 23.

Impairment tests for cash-generating units containing goodwill
The following units have carrying amounts of goodwill:

Figures in NOK million	2005	2004
BU North America	133.8	120.4
BU South America	-	140.4
BU Nordic	16.5	17.4
BU Germany	7.0	7.2
BU Western Europe	40.6	48.0
BU Eastern Europe	17.5	17.5
Titech Visionsort	184.4	184.4
Orwak Group	101.0	-
Total	**500.8**	**535.3**

The recoverable amount of the cash-generating units is based on value in use calculations.
Those calculations use cash flow projections based on actual operating results and the five-year business plan including a residual value. A pre-tax discount rate of ten percent has been used in discounting the projected cash flows, based upon a 10-year risk-free interest rate of 3.75 + 6.25 in risk premium.

The remaining recoverable amounts exceed the carrying amounts and no additional impairment losses need to be recognized.

Research and development expenditure
Research, development and other future-oriented expenditures of NOK 145.6 million have been recognized as an expense (2004: 149.6).

NOTE 10 Taxes

Tomra Systems ASA NGAAP 2005	2004	Figures in NOK million	Group IFRS 2005		2004	
		TAX BASIS				
(96.5)	96.1	Profit before taxes				
	(100.0)	Dividend from subsidiaries				
39.0	10.6	Permanent differences				
57.5	(6.7)	Change in temporary differences				
0.0	0.0	**Basis for taxes payable**				
		TAXES				
0.0	0.0	Taxes payable	62.5		43.9	
0.0	0.3	Over accrued tax last year	0.0		0.0	
(16.1)	1.8	Net change in deferred taxes	(7.3)		49.0	
(16.1)	2.1	**Tax expense**	55.2		92.9	
		Effective tax rate				
		Taxes based upon actual tax rates	57.6	39.0 %	98.8	36.1 %
		Taxes on equity settled transactions	(2.8)	-1.9 %	0.0	0.0 %
		Tax effect from permanent differences	0.4	0.3 %	(5.9)	-2.1 %
		Actual tax expense	55.2	37.4 %	92.9	34.0 %

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

2005	2004	Figures in NOK million	2005	2004
		DEFERRED TAX ASSETS		
0.6	0.6	Inventory	35.5	34.9
1.0	(0.3)	Other current assets	3.7	(14.7)
19.1	13.4	Intangible non-current assets	(2.7)	(6.8)
(0.4)	(1.1)	Tangible non-current assets	(26.3)	(3.7)
(2.4)	(13.5)	Financial non-current assets	(2.4)	(13.5)
12.2	8.2	Provisions	12.8	8.2
5.4	6.3	Other current liabilities	7.4	8.3
(11.3)	(8.2)	Pension reserves	3.3	7.2
1.4	4.1	Loss carried forward	69.4	78.0
25.6	9.5	**Total tax advantage**	100.7	97.9
		DEFERRED TAX LIABILITIES		
		Other current assets	1.4	3.2
		Intangible non-current assets	10.6	12.1
		Tangible non-current assets	4.5	6.0
		Current liabilities	1.5	1.2
		Total deferred tax liabilities	18.0	22.5

Negative and positive timing differences, which reverse or may reverse in the same period, are set off. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are set off. Timing differences between different subsidiaries have not been set off. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance. All loss carried forward is due after 2009.

There has not been any material effects in neither differed tax nor tax expenses for the year, related to changes in tax rates in the jurisdictions Tomra operates

NOTE 11 Other current liabilities

Tomra Systems ASA NGAAP 2005	2004	Figures in NOK million	Group IFRS 2005	2004
17.8	15.7	Tax deductions, social security tax, holiday pay	97.6	97.6
-	-	Advances from customers	46.0	57.5
60.9	321.3	Dividend accruals	-	-
61.3	39.7	Non interest-bearing debt	136.7	87.5
140.0	376.7	**Total other current liabilities**	280.3	242.6

NOTE 12 Provisions

TOMRA SYSTEMS ASA - NGAAP

Figures in NOK million	Warranty	Other	Total
Balance at 1 January 2005	14.3	15.0	29.3
Provisions made during the year	6.2	10.3	16.5
Provisions used during the year	(10.0)	0.0	(10.0)
Provisions reversed during the year	0.0	0.0	0.0
Balance at 31 December 2005	**10.5**	**25.3**	**35.8**

GROUP - IFRS

Figures in NOK million	Warranty	Other	Total
Balance at 1 January 2005	24.6	16.0	40.6
Provisions made during the year	20.8	11.2	32.0
Provisions used during the year	(20.5)	0.1	(20.4)
Provisions reversed during the year	(1.6)	0.0	(1.6)
Balance at 31 December 2005	**23.3**	**27.3**	**50.6**

Warranty provisions relate to accruals for service-expenses assumed to occur during the period sold machines are covered by warranties given to the customer.
Other provisions include accrued social security taxes related to vested, not exercised share options, provisions for contractual obligations with business partners, and provisions for known commitments covered by TOMRA in connection to the sales of its Brazilian operations.

NOTE 13 Related parties

Identification of related parties
The Group has a related part relationship with its subsidiaries and associates (see note 14 and 15) and with its directors and executive officers. All transactions with related parties are based on the arms-length principle.

Transactions with key management personnel	Shareholding 1)	Loan 3)	Board member fee 4)	Options vested 5)
Jan Chr. Opsahl (Chairman)	128,096		450,000	
Jørgen Randers (Board member)	32,100		250,000	
Hanne de Mora (Board member)	6,000		250,000	
Rune Bjerke (Board member)			250,000	
Grete Aasved (Board member)				
Klaus Nærø (Employee representative)	3,112		150,000	3,600
Karen Michelet (Employee representative)	40			2,940
Amund Skarholt (CEO) 2)				
Gregory Knoll (President, BU North America)				170,000
Espen Gundersen (CFO, Tomra Systems ASA)		500,000		100,000
Terje Hanserud (SVP & CTO)	44,868	500,000		120,000
Harald Henriksen (SVP Technology)		1,400,000		151,000
Fredrik Witte (SVP, Finance BU North America)	1,100			70,000
Håkan Erngren (VP, Tomra Nordic)				30,000
Heiner Bevers (MD, Tomra Systems GmbH)	2,000			65,000
Trond Johannessen (SVP Business Development)	2,000	500,000		50,000

Loans to employees as of 31 December, amount to NOK 5.4 million for the parent company and NOK 6.2 million for the Group.

1) Shareholding
The column shareholding shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) Remuneration CEO
Amund Skarholt replaced in 2005 Erik Thorsen as the Group's CEO.
Erik Thorsen has in 2005 received a salary of NOK 4,081,326. He has in addition received fringe benefits of NOK 139,974.
He will in 2006 receive an additional NOK 1,750,000 in post employment salary.
Total contribution to his pension plan in 2005 and 2006 is NOK 1,827,398 combined.
Amund Skarholt has received a fixed salary of NOK 2,237,769. He has in addition received fringe benefits of NOK 22,106.
Amund Skarholt can in 2006 earn a variable salary up to 50 percent of his fixed salary, based upon the Group's performance.
He also participates in the Group Long Term Incentive Plan, where full payment is dependant upon his staying in the position until February 2009.

3) Loans to management
The loans are secured by mortgage in real estate and are installment- and interest-free. In NOK.

4) Board member fee
The Board member fees relate to the year 2004, paid in 2005. In addition, 20,000 has been paid out per member for participation in Board committees and 100,000 to the chairman as compensation for significant workload during 2004.

5) Options and other compensations to management
Group Management and key personnel-vested options as of year-end 2005.
For information about the Group's share option program see note 19.

NOTE 13 cont. Related parties

Long Term Incentive Plans (LTIP)

From 2006, there will not be established new options programs.
Instead, there is established long term cash-based incentive plans, where managers receive bonus based upon yearly growth in the Groups and local units profit and performance.
Full payment of eventual bonuses is dependent upon the manager staying onboard for an additional two years, after the bonus is earned. The programs comprise approximately 40 managers.
Total potential payment related to 2006 performance is NOK 26 million, of which NOK 2.0 million relates to the CEO.

The key management personnel compensations are as follows (20 managers in 2005/17 managers in 2004):

Figures in NOK million	2005	2004
Short-term employee benefits	26.5	20.4
Post-employment benefits	4.6	3.3
Termination benefits	12.5	0.0
Share-based payment	5.2	4.3
Total	48.8	28.0

Total remuneration is included in "employee benefit expenses" (see note 3).

Transactions with subsidiaries

Transactions between the group companies, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Auditors' fees for 2005	Parent	Group
Statutory audit	0.7	4.4
Other attestation services	0.1	0.4
Tax consulting	0.0	1.5
Other services	0.4	0.6
Total	1.2	6.9

Statutory audit fees for the Group are comprised of an audit fee to KPMG of NOK 3.8 million, and a fee to other auditors of NOK 0.6 million. Other services item relates to IFRS implementation.

NOTE 14 Shares and investments

TOMRA SYSTEMS ASA - NGAAP

Figures in NOK million	Country	Year of acquisition	Vote and owner share	Book value
Tomra North America Inc	USA	1992	100.0 %	1,166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Tomra Canada Inc	Canada	2000	100.0 %	37.3
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	0.0
Orwak Group AB	Sweden	2005	100.0 %	112.9
TiTech Visionsort AS	Norway	2004	100.0 %	210.2
Total shares in subsidiaries				1,594.1

Long term, subordinated loan to the subsidiary Tomra North America Inc. of NOK 374 million/USD 54 million, is treated as part of net investments in the consolidated figures. In the parent company it is booked at cost and reported under loan to subsidiaries.

Tomra South America SA has been sold in 2005 with a loss of NOK 136.8 million in the parent company. For effect on the consolidated figures, please see note 23. Tomra Systems OY has been liquidated in 2005. The liquidation gave a positive effect of NOK 11.5 million in the parent company. The effect on the consolidated figures is 0.

NOTE 15 Investments in associates

GROUP - IFRS Investments in associates	Ultre-PET	Tomra s.r.o.	Tomra Baltic	Total
Book value 31 December 2004	38.8	0.0	0.0	38.8
Profit 2005	0.0	1.9	0.1	2.0
Dividends&equity infusions	0.0	(1.9)	0.0	(1.9)
Currency translation difference	4.7	0.0	0.0	4.7
Book value 31 December 2005	**43.5**	**0.0**	**0.1**	**43.6**
Equity at date of acquisition	41.0	0.0	0.0	
Country	USA	Czech republic	Estonia	
Year of acquisition	1999	1998	2005	
Vote and share ownership	49.0 %	40.0 %	40.0 %	
Summary financial information on associates on 100% basis:				
2005				**Total**
Assets	64.4	11.8	7.6	83.8
Liabilities	47.4	9.7	7.5	64.6
Equity	17.0	2.0	0.1	19.2
Revenues	173.6	31.1	6.8	211.5
Profit/(loss)	0.0	4.8	0.2	5.0
2004				**Total**
Assets	46.2	9.8	-	56.0
Liabilities	31.0	8.1	-	39.1
Equity	15.2	1.7	-	16.9
Revenues	149.7	25.9	-	175.6
Profit/(loss)	0.0	2.8	-	2.8

NOTE 16 Pension and pension obligations

Tomra Systems ASA NGAAP			Group IFRS	
2005	2004	Figures in NOK million	2005	2004
		EXPENSE RECOGNIZED IN THE INCOME STATEMENT		
12.1	9.0	Current service cost	11.8	10.4
5.3	4.7	Interest cost of pension obligations	5.6	4.9
(5.6)	(4.2)	Expected return on plan assets	(5.5)	(4.1)
3.2	2.1	Actuarial gains and losses	0.5	0.4
2.1	1.6	Social security tax included in pension cost	1.8	1.6
17.0	**13.2**	**Net pension costs**	**14.2**	**13.2**
		FINANCIAL STATUS AS OF 31 DECEMBER		
120.2	91.5	Present value of funded pension obligations	128.1	108.7
(100.0)	(84.8)	Fair value of plan assets	(100.1)	(85.4)
(55.9)	(39.1)	Unrecognized actuarial gains & losses	(15.6)	(5.3)
(4.7)	(4.6)	Social security tax obligation	1.7	2.5
(40.5)	**(37.0)**	**Pension liability**	**14.2**	**20.5**
		BASIS FOR CALCULATION		
5.0 %	6.0 %	Discount rate	4.7 %	5.5 %
3.0 %	3.0 %	Expected wage increase	3.0 %	3.0 %
3.0 %	3.0 %	Expected increase of base amount	3.0 %	3.0 %
6.0 %	7.0 %	Expected return on plan assets 31 December	5.7 %	6.5 %
		MOVEMENTS IN THE NET LIABILITY FOR DEFINED BENEFIT OBLIGATIONS AS RECOGNIZED IN THE BALANCE SHEET		
(37.0)	(16.0)	Net liability at 1 January	20.5	41.5
(20.5)	(34.2)	Contributions received	(20.5)	(34.3)
17.0	13.2	Expense recognized in the Income Statement (*)	14.2	13.2
(40.5)	**(37.0)**	**Net liability/(asset) at 31 December**	**14.2**	**20.5**
		(*) The expense is recognized in the following line item in the income statement		
17.0	13.2	Employee benefits expenses	14.2	13.2

NOTE 16 cont. Pension and pension obligations

GROUP - IFRS

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full time employment. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no compensation for reductions in State benefits.

The pension plans have been treated for accounting purposes in accordance IAS 19. Only the Norwegian companies have pension plans based on benefit principals. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS, Tomra Production AS and TiTech Visionsort AS includes 256 employees and 12 retirees by year-end 2005.

The plans provides right to defined future benefits. This benefit is mainly dependent upon years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through Vital insurance company. For demographic and resignation factors, normal insurance assumptions have been used.

Actuarial gains and losses are required to be recognized when the cumulative unrecognized amount thereof at the beginning of the period exceeds a "corridor." The corridor is 10 per cent of the greater of the present value of the obligation and the fair value of the assets. The corridor is calculated separately for each plan.

The discount-rate has been set, based upon a risk-free rate plus a risk premium calculated upon the Norwegian 10-year bond rate, and the American 30-year rate.

Actual return on plan assets was NOK 4.0 million in 2004.

TOMRA SYSTEMS ASA - NGAAP

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full time employment. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no compensation for reductions in State benefits.

The pension plans have been treated for accounting purposes in accordance with NRS 6. Only the Norwegian companies have pension plans based on benefit principals. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS, Tomra Production AS and TiTech Visionsort AS includes 256 employees and 12 retirees by year-end 2005.

The plans provides right to defined future benefits. This benefit is mainly dependent upon years within the plan, salary at date of retirement and compensation from the State. The obligations are covered through Vital insurance company. For demographic and resignation factors, normal insurance assumptions have been used.

Actuarial gains and losses are required to be recognized when the cumulative unrecognized amount thereof at the beginning of the period exceeds a "corridor." The corridor is 10 percent of the greater of the present value of the obligation and the fair value of the assets. The corridor is calculated separately for each plan.

Actual return on plan assets was NOK 4.0 million in 2004.

NOTE 17 Contingent liabilities

EU Commission

In September 2004, TOMRA received the EU Commission's Statement of Objections (SO) relating to the EU Commission investigation in 2001. The Commission was of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers in the period 1991 to 2001. In relation to this, TOMRA has examined its routines and has implemented a comprehensive Competition Compliance Program during 2004.

In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the Commission's arguments. TOMRA has also presented its arguments in an oral hearing. A final decision in the case is expected in 2006. If necessary, TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

There has not been accrued any amount in the balances as of December 31st related to any potential penalty.

Norwegian tax authorities

The Norwegian Tax Authorities performed in 2004 a tax review on transferpricing of sales out of Norway to foreign subsidiaries. No report from the authorities has been received and TOMRA is of the opinion that it has applied relevant regulations in this area.

Sale of Tomra South America SA

Tomra Systems ASA has in connection to the sale of Tomra South America SA given warranties in line with what is normal in such transactions. If such warranties are breached, Tomra Systems ASA has to indemnify buyer, limited upwards to USD 5 million. A provision of NOK 4.8 million has been accrued as of year-end 2005, ref. note 12.

NOTE 18 Financial instruments

Group - IFRS
The responsibility of financing, cash management and financial risk management is centralized and handled by the Finance department of Tomra Systems ASA.

Credit risk
Historical the Group has few bad debt on receivables. The Group has established sufficient routines for credit checks on clients and credit risk is not considered to be significant on outstanding receivables as of 31 December 2005.

Interest rate risk
TOMRA's cash surplus is placed mainly in Norwegian kroner with short duration. According to the adopted financing strategy the duration of the portfolio should not exceed six months.
At year end our average duration was three months. Interest-bearing liabilities is mainly related to funding of subsidiaries in USA where TOMRA's share of ownership is less than 90 percent. This debt is in USD with a floating interest.

Foreign currency risk
TOMRA is exposed to changes in Norwegian kroner relative to other currencies.
With 97 percent of its income in foreign currencies, a strengthening of the Norwegian kroner will lead to reduced earnings for the Group, measured in Norwegian kroner.
The currencies giving rise to this risk are primarily EURO and U.S. Dollars.

In 2005 the split of revenues in each currency is distributed as:

USD	53 %
EURO	23 %
SEK	13 %
NOK	3 %
OTHER	8 %

A weakening/strengthening of Norwegian kroner of ten percent will normally lead to a 20-30 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. Such changes in value will however not have P/L impact as they are booked as translation difference against equity.

The group has forward exchange contracts that economically hedge future cash flows in foreign currencies and for which no hedge accounting is applied. According to Tomras finance strategy economical hedging may be done for up to 12 months of expected cash flows. The forward exchange contracts that economically hedge future cash flows and for which no hedge accounting is applied are stated at fair value of NOK 3.8 million at 31 December 2005 and recognized in payables (fair value derivatives) in the balance sheet (31 December 2004: NOK 1.0 million as receivable). Changes in the fair value of these forward contracts are recognized in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the cash flows are recognized as part of "net financial items."

Outstanding forward foreign exchange contracts, as of 31 December 2005:

Amount forward sold (million)	Currency	Exch.rate	Due date
EURO/NOK	6.0	7.9850	2006
EURO/SEK	2.0	9.3886	2006
CAD/NOK	8.0	5.8179	2006
NOK/SEK	20.0	1.1758	2006

	Carrying amount	Fair value	Carrying amount	Fair value
	2005	2005	2004	2004
Long term receivables	182.1	182.1	149.7	149.7
Receivables	539.4	539.9	413.0	415.1
Cash and cash equivalents	491.4	491.4	983.0	983.0
Forward exchange contracts	(3.8)	(3.8)	1.0	1.0
Finance lease liabilities	(2.5)	(2.5)	0.0	0.0
Unsecured bank facilities	(35.2)	(31.2)	(41.3)	(41.1)
Other interest bearing liabilities	(23.6)	(19.6)	(20.2)	(20.2)
Payables	(234.1)	(234.1)	(172.5)	(172.5)
Total	913.7	922.2	1,312.7	1,315.0

Estimation of fair values
The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

Derivatives
Forward exchange contracts are either market to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate.

Interest-bearing loans and borrowings
Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities
The fair value is estimated at the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rate.

Receivables/payables
For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables/payables are discounted to determine the fair value.

Interest rates used for determining fair value	2005	2004
Loans and borrowings	5.0 %	5.5 %
Capital leases	3.5 %	4.0 %
Receivables	4.0 %	4.5 %

NOTE 19 Share-based payments

GROUP · IFRS

Share option plans for employees

TOMRA has a share bonus program for all employees in fully owned TOMRA companies. The share bonus program entitles employees to purchase shares in the company.
Under the plan, every year each employee is granted up to 1,200 options with a strike price equal to the market price at the beginning of the respective year. Share options are granted under a service condition and a non-market performance condition in form of entities achieving the agreed budget. The vesting period is one year. Vested options can be kept up to 5 years after vesting. Additionally, three share option arrangements granted before 7 November 2002 exist. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions in IFRS 1 and IFRS 2.

Share option plans for management

Tomra also have a share bonus program for management where vesting conditions are tied to specific non-market performance targets (variable plans) in addition to service conditions. Vesting period is one year. Vested options can be exercised up to 2 year after vesting. The strike price is set based upon the average closing price at Oslo Stock Exchange the three following days after the options have been granted. The share bonus program includes about 110 managers and key personnel in the group, with an average of about 20,000 share options per manager each year.

The terms and conditions of the grants are as follows

Plan	Strike	Remaining number of options	Vested	Termination
2000-2005 Employees 1)	68.00	204,529	February 2001	February 2006
2001-2006 Employees 1)	171.00	174,028	February 2002	February 2007
2002-2007 Employees 1)	86.00	1,293,154	February 2003	February 2008
2003-2008 Employees 1)	45.10	862,875	February 2004	February 2009
2004-2009 Employees 1)	40.10	450,801	February 2005	February 2010
2005-2010 Employees 1)	33.30	1,223,312	February 2006	February 2011
2004-2006 Management 2)	33.10	931,050	February 2005	February 2007
2005-2007 Management 2)	27.73	2,023,850	February 2006	February 2008

1) Vesting conditions: One year of service and entity achieving the agreed budget. Contractual life of options: 5 Years
2) Vesting conditions: One year of service and specific performance targets. Contractual life of options: 2 Years

There will not be established new option programs in 2006. The proxy given at the general annual meeting in 2005 for a share option program for employees (the 2006-2011 plan), will therefore not be used.

The number and weighted average exercise prices of share options for employees are as follows

	2005		2004	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	70.89	3,209,806	77.27	2,652,589
Forfeited during the period	94.76	(118,003)		0
Exercised during the period	43.60	(106,416)		0
Granted during the period	33.30	1,223,312	40.10	557,217
Outstanding and exercisable at the end of the period	**60.02**	**4,208,699**	**70.89**	**3,209,806**

The options outstanding at 31 December 2005 have an strike price in the range of NOK 33.30 to NOK 171.00 and a years weighted average contractual life of 3.4 years

The number and weighted average exercise prices of share options for management are as follows

	2005		2004	
	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	33.10	1,890,000	66.09	6,184,718
Forfeited during the period	33.10	(1,900)	66.09	(6,184,718)
Exercised during the period	33.10	(957,050)		0
Granted during the period	27.73	2,023,850	33.10	1,890,000
Outstanding and exercisable at the end of the period	**29.42**	**2,954,900**	**33.10**	**1,890,000**

The options outstanding at 31 December 2005 have an strike price in the range of NOK 27.73 to NOK 33.10 and a weighted average contractual life of 1.9 years.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a Black & Scholes model. Expectations of early exercise are taken into account in the Black & Scholes model by reducing the contractual life of the option which is used as an input to this model.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

Share options are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

NOTE 19 cont. Fair value of share options and assumptions

Share options for employees	2005	2004
Fair value at measurement date	10.15	12.54
Share price in NOK	33.30	40.10
Exercise price in NOK	33.30	40.10
Expected volatility (weighted average volatility used) in %	40 %	40 %
Average option life (reduced for expectations of early exercise) in years 1)	2,25 yrs	2,25 yrs
Expected dividends in NOK	0.40	0.40
Risk-free interest rate (based on national government bonds) in % 2)	3.05 %	3.23 %

1) Average option life for employees is based upon an assumption that 50% of all employees exercise at first opportunity, 25% at next and 25% at last opportunity
2) Interest is calculated based upon the average interest rate for the applicable period.

Share options for management	2005	2004
Fair value at measurement date	6.47	5.93
Share price in NOK	27.73	28.78
Exercise price in NOK	27.73	33.10
Expected volatility (weighted average volatility used) in %	40 %	40 %
Option life (reduced for expectations of early exercise) in years 1)	1,6 yrs	1,6 yrs
Expected dividends in NOK	0.40	0.40
Risk-free interest rate (based on national government bonds) in % 2)	2.37 %	3.11 %

1) Average option life for managers is based upon an assumption that 40% of all managers exercise at first opportunity, and 60% at last opportunity
2) Interest is calculated based upon the average interest rate for the applicable period.

Employee expenses in NOK million	2005	2004
Share options granted in 2004	0.0	18.1
Share options granted in 2005	25.5	0.0
Total expense recognized as employee costs	**25.5**	**18.1**

TOMRA SYSTEMS - NGAAP

The share option program for employees in Tomra Systems ASA are identical for those for the rest of the Group, and has been calculated using the same principles under IFRS described above.
However, as no requirement existet for recognition for expenses in 2004 under NGAAP, only the 2005 accounts has been charged.

The number and weighted average exercise prices of share options for employees are as follows

	Weighted average strike price	Number of options	Weighted average strike price	Number of options
Outstanding at the beginning of the period	65.52	466,196	33.10	897,500
Forfeited during the period				
Exercised during the period			33.10	(412,750)
Granted during the period	33.30	110,681	27.73	1,013,350
Outstanding and exercisable at the end of the period	**57.87**	**576,877**	**29.47**	**1,498,100**

The options outstanding at 31 December 2005 have an strike price in the range of NOK 27.73 to NOK 65.52 and a years weighted average contractual life of 2.3 years.
Total expense recognized as employee costs in 2005 is NOK 7.6 million.

NOTE 20 Equity

Tomra Systems ASA - NGAAP

Figures in NOK million	Share capital	Treasury shares	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 1 January 2004	178.5	0.0	1,418.3	1,596.8	1,390.5	2,987.3	178,486,559
Net profit					94.0	94.0	
Dividend to shareholders					(321.3)	(321.3)	
Balance per 31 December 2004	178.5	0.0	1,418.3	1,596.8	1,163.2	2,760.0	178,486,559
Net profit					(80.4)	(80.4)	
Share options exercised, ref. note 19					7.6	7.6	
Equity-settled transactions, net of tax					(4.3)	(4.3)	
Purchase of own shares		(4.5)			(206.6)	(211.1)	
Dividend to shareholders					(60.9)	(60.9)	
Balance per 31 December 2005	178.5	(4.5)	1,418.3	1,596.8	818.6	2,410.9	178,486,559

1) Ref. note 19

Shares par value is 1 NOK. Free equity at the end of 2005 equaled NOK 788.5 million.
Tomra Systems ASA has in the period October 24th to November 23rd 2005 purchased 4,498,000 own shares at an average price price of NOK 46.94 per share. Total shareholding of own shares is 4,498,000 as of end 2005.

GROUP - IFRS

Figures in NOK million	Paid-in capital	Translation reserve	Retained earnings	Total Majority Equity	Minority Interest	Total Equity
Balance per 1 January 2004	1,596.8	0.0	979.0	2,575.8	119.2	2,695.0
Net profit			179.3	179.3	15.4	194.7
Changes in translation difference		(137.2)		(137.2)	(6.8)	(144.0)
New consolidated subsidiaries/dividend minorities		(14.1)	(4.6)	(18.7)	(59.8)	(78.5)
Equity-settled transactions, ref. note 19			18.1	18.1		18.1
Dividend to shareholders			(53.5)	(53.5)		(53.5)
Balance per 31 December 2004	1,596.8	(151.3)	1,118.3	2,563.8	68.0	2,631.8
Net profit			8.3	8.3	13.6	21.9
Changes in translation difference		118.5		118.5	4.8	123.3
New consolidated subsidiaries/dividend minorities				0.0	(12.1)	(12.1)
Goodwill from acquisition of minorities			(7.7)	(7.7)	0.9	(6.8)
Share options exercised by employees			(10.1)	(10.1)		(10.1)
Equity-settled transactions, ref. note 19			25.5	25.5		25.5
Purchase of own shares	(4.5)		(206.6)	(211.1)		(211.1)
Dividend to shareholders 1)			(321.3)	(321.3)		(321.3)
Balance per 31 December 2005	1,592.3	(32.8)	606.4	2,165.9	75.2	2,241.1

1) Dividend payment was NOK 0.30 as ordinary dividend and NOK 1.50 as extraordinary dividend per share in 2005 which is equal to the proposal in the 2004 financial statements.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the company.

Dividends
After the balance sheet date the following dividends were proposed by the directors:

Figures in NOK million	2005	2004
NOK 0.35 per qualifying share (2004: NOK 1.80)	60.9	321.3

The annual general meeting will decide the 2005 dividend 3. May 2006.

Earnings per share	2005	2004
Average number of shares	178,486,559	178,486,559
Average number of shares, adjusted for own shares	177,843,964	178,486,559
Average number of shares, adjusted for own shares, fully diluted*	177,119,497	178,486,559

* 4 quarter only. First 3 quarters no dilution.

	2005	2004
Majority equity 31 December (MNOK)	2,165.9	2,563.8
Equity per share (NOK)	12.13	14.36

	2005			2004		
	Continued	Discontinued	Total	Continued	Discontinued	Total
Net profit after minority interest (MNOK)	78.7	(70.4)	8.3	165.0	14.3	179.3
Earnings per share	0.44	(0.40)	0.05	0.92	0.08	1.00

NOTE 21 Shareholders

Registered at 31 December 2005	Number of shares	Ownership
1. Folketrygdfondet	18,103,100	10.14 %
2. Orkla ASA	7,228,800	4.05 %
3. State Street Bank & Client Omnibus D	6,767,984	3.79 %
4. JP Morgan Chase Bank Clients Treaty Account	5,316,448	2.98 %
5. Tomra Systems ASA	4,498,000	2.52 %
6. Danske Bank A/S 3887 Operations Sec.	4,492,028	2.52 %
7. Vital Forsikring ASA DnB NOR Kapitalforvaltning	3,826,289	2.14 %
8. Clearstream Banking CID Dept, Frankfurt	3,606,259	2.02 %
9. DnB NOR Norge (IV) VPF	2,782,708	1.56 %
10. Deutsche Bank AG LON	2,496,390	1.40 %
11. SIS Segaintersettle	2,183,974	1.22 %
12. Skagen Vekst	1,903 500	1.07 %
13. Nordea Bank Denmark S/A Nordea (DK) CCA	1,786,130	1.00 %
14. Storebrand Livsforsi P980, Aksjefondet	1,751,988	0.98 %
15. Citigroup Global MAR IPB Client Safekeep	1,559,268	0.87 %
16. Morgan Stanley and C Trading Account	1,540,598	0.86 %
17. Avanse Norge (II) VPF	1,517 175	0.85 %
18. Vollvik Idar H.	1,476,400	0.83 %
19. Lombard Odier Darier General Dossier	1,442,550	0.81 %
20. Nordea Avkastning v/Nordea fondene AS	1,276,453	0.72 %
Total	**75,556,042**	**42.33 %**
Other shareholders	102,930,517	57.67 %
Total (15.003 shareholders)	**178,486,559**	**100.00 %**
Shares owned by Norwegian shareholders	116,646,083	65.35 %
Shares owned by foreign shareholders	61,840,476	34.65 %
Total	**178,486,559**	**100.00 %**

NOTE 22 Acquisitions in 2004/2005

Titech Visionsort AS

On 1 July 2004, TOMRA acquired 100 percent of the shares in Titech Visionsort AS. The purchase price was NOK 206.1 million satisfied in cash and included a goodwill of NOK 184.4 million.

TiTech is the world's leading provider of technology solutions for identification and recovering of high-value material fractions, such as packaging and paper.
The net assets acquired in the transaction, and the goodwill arising, are as follows:

Figures in NOK million	Acquirer's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired:			
Deferred tax assets	2.7	0.0	2.7
Goodwill	46.6	0.0	46.6
Patents	0.0	10.0	10.0
Development cost	0.0	6.4	6.4
Property, plant and equipment	2.7	0.0	2.7
Long-term receivables	0.6	0.0	0.6
Inventories	15.3	0.0	15.3
Trade receivables	23.1	0.0	23.1
Other short-term receivables	10.1	0.0	10.1
Other investments	0.3	0.0	0.3
Bank and cash balances	4.1	0.0	4.1
Retirement benefit obligation	(2.2)	0.0	(2.2)
Long-term obligations	(0.2)	0.0	(0.2)
Long-term debt	(17.7)	0.0	(17.7)
Trade payables	(8.0)	0.0	(8.0)
Tax payables	(2.5)	0.0	(2.5)
Deferred tax liability	0.0	(4.8)	(4.8)
Social security tax and VAT	(2.1)	0.0	(2.1)
Other short-term liabilities	(12.0)	0.0	(12.0)
	60.8	**11.6**	**72.4**
Goodwill			137.8
Total consideration satisfied by cash			210.2
Company's goodwill			46.6
Group goodwill			137.8
Total goodwill related to the acquisition			**184.4**

NOTE 22 cont. Acquisitions in 2004/2005

Net cash outflow arising on acquisition	
Cash consideration paid	(210.2)
Cash and cash equivalents acquired	4.1
Net cash outflow	(206.1)

The goodwill arising on the acquisition of TiTech is attributable to predicted future cash flows.
The acquired company contributed NOK 67.6 million revenue and NOK 17.0 million to the Group's profit before tax for the period between the date of acquisition and 31.12.2004.

If the acquisition had been completed on 1 January 2004, total group revenue for 2004 would have increased NOK 46.5 million, and the profit for the year would have increased NOK 4.6 million.

Orwak Group AB

In February 2005 TOMRA bought 100 percent of the shares in Orwak Group AB in Sweden. The purchase price was NOK 111.3 million satisfied in cash and possible additional payment of up to SEK 20 million, depending on the companies earnings in 2005 and 2006.
The acquisition has been accounted for as being completed as of 1 January 2005.

Orwak is a leading provider of a wide range of compaction solutions for recyclables such as cardboard, paper and plastic. The net assets acquired in the transaction, and the goodwill arising, are as follows:

Figures in NOK million	Acquirer's carrying amount before combination	Fair value adjustments	Fair value
Net assets acquired			
Deferred tax assets	1.1		1.1
Development cost	1.8		1.8
Goodwill	20.0		20.0
Property, plant and equipment	17.9	(2.3)	15.6
Inventories	48.9	(5.9)	43.0
Trade receivables	55.7		55.7
Other short-term debt	4.8		4.8
Bank and cash balances	1.4		1.4
Deferred tax	(5.1)	1.4	(3.7)
Trade payables	(25.4)		(25.4)
Tax payables	(1.8)		(1.8)
Other short-term liabilities	(59.0)		(59.0)
Advanced payments	(21.6)		(21.6)
	38.7	(6.8)	31.9
Goodwill			81.0
Total consideration satisfied by cash			112.9
Company's goodwill			20.0
Group goodwill			81.0
Total goodwill related to acquisition			101.0

Net cash outflow arising on acquisition	
Cash consideration paid	(112.7)
Cash and cash equivalents acquired	1.4
Net cash outflow	(111.3)

The goodwill arising on the acquisition of Orwak is attributable to predicted future cash flows.

Camco Recycling Inc.

On 30 June 2004, TOMRA acquired an additional 16.5 percent of the shares in Camco.
The purchase price was CAD 1.5 million satisfied in cash.
On 3 February 2005 TOMRA acquired the last 16.5 percent of the shares in Camco.
The purchase price was CAD 2.1 million satisfied in cash.
There has not been capitalized any additional goodwill as a consequence of the transactions.

Tomra Latasa Reciclagem SA

During second quarter 2004, TOMRA acquired the last 30 percent of the Brazilian subsidiary Tomra Latasa Reciclagem SA.
The purchase price was USD 6 million satisfied in cash, and no further goodwill is booked to the purchase.

NOTE 23 Discontinued operations

GROUP - IFRS

Discontinued operation

On 31 August 2005 the Group sold its subsidiary Tomra South America SA. The Group was previously committed to a plan to sell the entity due to a strategic decision to change the direction of the Group. The related assets and liabilities were classified as held for sale on 30 June 2005 in the quartely reporting in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. On 30 June 2005 a loss of NOK 80 million arose on the measurement to fair value less cost to sell.

In August 2005 the division was sold for USD 19 million in cash, equal to the book value of the unit after NOK 80 million write-off in the second quarter.

Analysis of the loss on sale of discontinued operation

Figures in NOK million	2005	2004
Operating revenues	**249.2**	**370.0**
Operating expenses		
Cost of goods sold	206.9	335.4
Employee benefits expenses	11.9	7.5
Ordinary depreciation	4.2	5.7
Other operating expenses	12.6	2.9
Total operating expenses	**235.6**	**351.5**
Net operating profit	**13.6**	**18.5**
Financial items		
Financial income	2.8	1.5
Financial expenses	2.9	0.7
Net financial items	**(0.1)**	**0.8**
Profit of discontinued operations before tax	13.5	19.3
Income tax expense	3.9	5.0
Profit of discontinued operations after tax	**9.6**	**14.3**
Impairment loss regarding measurement to fair value less selling cost	80.0	
Income tax related to impairment loss	0.0	
Total loss on sale of discontinued operations	**(70.4)**	**14.3**

Effect of the disposal on individual assets and liabilities of the Group

Figures in NOK million	2005
Goodwill	84.6
Property, plant and equipment	43.1
Inventories	13.1
Trade receivables	13.8
Other receivables	23.7
Cash and cash equivalents	10.3
Other current liabilities	(19.3)
Trade payables	(9.7)
Net identifiable assets and liabilities	159.6
Previous exchange rate differences booked against equity	(37.1)
Consideration received, satisfied in cash	122.5
Cash disposed of	(10.3)
Net cash (inflow)	**112.2**

NOTE 24 Cash and cash equivalents

Tomra Systems ASA NGAAP			Group IFRS	
2005	**2004**	*Figures in NOK million*	**2005**	**2004**
258.9	726.8	Cash and cash equivalents	491.4	983.0
258.9	**726.8**	**Cash and cash equivalents in the statement of cash flows 1)**	**491.4**	**983.0**

1) Includes restricted bank deposits totaling NOK 19.8 million for the Parent company and NOK 22.6 million for the Group.

Tomra Systems ASA and its 100 percent owned subsidiaries participate in an international multi-currency cash-pool, operated by DnB. All the subsidiaries deposit to and withdraws from the pool is thru the cash-pool agreement as Intra-Group receivable/payable towards Tomra Systems ASA, and classified as such in the financial statement.

NOTE 25 Explanation of transition to IFRS

These are the Group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in the principle note have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Balance sheet as of 31 December 2003
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
ASSETS										
Intangible assets	502	12		47			(4)			557
Leasing equipment	173			(21)						152
Other fixed assets	648	(16)								632
Inventory	405			(54)						351
Short-term receivables	576									576
Cash and cash equivalents	1,083									1,083
TOTAL ASSETS	3,387	(4)	0	(28)	0	0	(4)	0	0	3,351
LIABILITIES & EQUITY										
Paid-in capital	1,597									1,597
Retained earnings	997	(41)		(28)	54		(4)			978
Minority interests	119									119
Deferred taxes	10	(5)								5
Long-term interest-bearing liabilities	54							(3)		51
Short-term interest-bearing liabilities	4							3		7
Other liabilities	606	42			(54)					594
TOTAL LIABILITIES AND EQUITY	3,387	(4)	0	(28)	0	0	(4)	0	0	3,351

Profit and loss statement 2004
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Operating revenues	2,512									2,512
Cost of goods sold	1,547			(11)						1,536
Depreciation	55			10						65
Gross contribution	910	0	0	1	0	0	0	0	0	911
Operating expenses	626	(1)		(26)		18				617
Depreciation	111		(34)							77
Operating profit before other items	173	1	34	27	0	(18)	0	0	0	217
Loss related to Tomra Systems OY									3	3
Income related to Wise Metals Group									54	54
Operating profit	173	1	34	27	0	(18)	0	0	51	268
Net financial income/(expense)	24									24
Profit before tax	197	1	34	27	0	(18)	0	0	51	292
Loss related to Tomra Systems OY	3								(3)	0
Income related to Wise Metals Group	54								(54)	0
Taxes	87		3	8						98
Net profit	161	1	31	19	0	(18)	0	0	0	194

Balance sheet as of 31 December 2004
Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
ASSETS										
Intangible assets	624	16	30	58			(9)			719
Leasing equipment	160			(20)						140
Other fixed assets	624	(35)								589
Inventory	329			(44)						285
Short-term receivables	541									541
Cash and cash equivalents	983									983
TOTAL ASSETS	3,261	(19)	30	(6)	0	0	(9)	0	0	3,257
LIABILITIES & EQUITY										
Paid-in capital	1,597									1,597
Retained earnings	673	(39)	30	(9)	321		(9)			967
Minority interests	68									68
Deferred taxes	20			3						23
Long-term interest-bearing liabilities	58							(8)		50
Short-term interest-bearing liabilities	3							8		11
Other liabilities	842	20			(321)					541
TOTAL LIABILITIES AND EQUITY	3,261	(19)	30	(6)	0	0	(9)	0	0	3,257

NOTE 25 cont.

Explanation of transition to IFRS

Equity reconciliation

Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Equity 31 December 2003	2,713	(41)		(28)	54		(4)			2,694
Profit	161	1	31	19		(18)				194
Translation differences	(142)									(142)
Dividend minorities/new cons. entities	(73)						(5)			(78)
Accrued for dividend	(321)				267					(54)
Share based payments						18				18
Equity 31 December 2004	**2,338**	**(40)**	**31**	**(9)**	**321**	**0**	**(9)**	**0**	**0**	**2,632**

Cash flow statement

Figures in NOK million

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	6)	7)	8)	IFRS
Profit before taxes	197	1	34	27		(18)			51	292
Changes in working capital	105			(8)						97
Other operating changes	79	(1)	(34)	8		18			(51)	19
Total cash flow from operations	*381*	*0*	*0*	*27*	*0*	*0*	*0*	*0*	*0*	*408*
Total cash flow from investments	**(396)**			**(27)**						**(423)**
Total cash flow from financing	**(76)**									**(76)**
Total cash flow for the period	**(91)**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(91)**

Note 1 - Employee Benefits
Tomra has used the exemption in IFRS 1 and reset the deferred deviations.

Note 2 - Goodwill
According to IFRS, goodwill is not amortized. Tomra will use the exemption in IFRS 1 and not restate earlier business combinations.

Note 3 - Development
According to IFRS, development costs will be capitalized and depreciated over expected economic life, while based on NGAAP these costs have been booked as current expenses.

Accumulated development costs, less accumulated depreciation are booked in the balance sheet.

Development costs which have been capitalized as part of inventory and lease portfolio have been reversed.

Note 4 - Dividend
Accrued dividend is not classified as other short term liabilities according to IFRS, but is part of equity.

Note 5 - Share-based payment
Vested options to employees are expensed according to IFRS 2. The fair value is calculated and booked as labor cost in the profit and loss statement.

Note 6 - Goodwill acquisitions from minorities
Additional goodwill originating from purchase of shares from minorities, are under IFRS booked against equity and not capitalized in the balance sheet.

Note 7 - Short term part of long-term debt
Reclassified short term part of long-term debt.

Note 8 - Other items
Other items has under NGAAP been reported after "Ordinary profit before taxes." Under IFRS its reported as part of the operating profit.

To the Annual Shareholders' Meeting of Tomra Systems ASA

AUDITOR'S REPORT FOR 2005

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2005, showing a loss of NOK 80.4 million for the parent company and a profit of NOK 21.9 million for the group, including the proposal for the coverage of loss. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption and the proposal for the coverage of the loss. The annual financial statements comprise the parent company's financial statements and the group accounts. The parent company's financial statements comprise the balance sheet, the statements of income and cash flows and the accompanying notes. The group accounts comprise the balance sheet, the statements of income and cash flows, the statement of changes in equity and the accompanying notes. The rules of the Norwegian accounting act and good accounting practice in Norway have been applied to prepare the parent company's financial statement. The rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU have been applied to prepare the group accounts. These financial statements and the Board of Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and on the other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and good auditing practice in Norway, including standards on auditing adopted by Den norske Revisorforening. These auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and good auditing practice an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- the parent company's financial statements are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the parent Company as of 31 December 2005, the results of its operations and its cash flows for the year then ended, in accordance with the rules of the Norwegian accounting act and good accounting practice in Norway
- the group accounts are prepared in accordance with the law and regulations and give a true and fair view of the financial position of the Group as of December 31 2005, the results of its operations, its cash flows and the changes in equity for the year then ended, in accordance with the rules of the Norwegian accounting act and International Financial Reporting Standards as adopted by the EU
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information in accordance with the law and good bookkeeping practice in Norway
- the information in the Board of Directors' report concerning the financial statements, the going concern assumption and the proposal for the coverage of the loss is consistent with the financial statements and comply with the law and regulations.

Oslo, 14. February 2006

KPMG AS

Henning Aass

State Authorised Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only

Corporate Responsibility

›› TOMRA's greatest contribution to society is delivered through continued development and operation of attractive and more efficient recycling solutions.

TOMRA publicly embraced the principles of corporate responsibility with the formulation of TOMRA's Corporate Responsibility Policy in the year 2000. This came about as an acknowledgement of the fact that TOMRA impacts the environment, society and people through its actions every day. Since then, TOMRA has been reporting annually on its non-financial performance in an attempt to understand, manage and mitigate any negative impacts that are generated.

The overall objective of TOMRA's corporate responsibility engagement is to demonstrate that it is possible for an industrial corporation such as TOMRA to create long-term positive value for all stakeholder groups.

TOMRA's business concept combined with TOMRA's commitment to transparent reporting of non-financial performance has contributed to ensuring TOMRA's position as a favorite socially responsible investment (SRI) object with long standing memberships in major SRI indices and rankings.

In January 2005 this reputation was further strengthened as the Global 100 initiative (www.global100.org) identified TOMRA as being one of the 100 most sustainable corporations in the world.

TOMRA'S CORPORATE RESPONSIBILITY FRAMEWORK

TOMRA maintains several documents and policies clarifying the philosophies, values, ambitions and expectations that are fundamental to our business practice worldwide. All the documents are available through the Corporate Responsibility section of TOMRA's website at www.tomra.com.

■ Mission, Vision, Business Concept, and Core Values: These key documents set out TOMRA's reason for being; our overarching goal for the future; our strategy to get there; and the fundamental values that describe and guide us in our day-to-day efforts.

■ Corporate Responsibility Policy: The Corporate Responsibility Policy describes in wider terms TOMRA's internal objectives for ensuring that any potentially negative societal impacts resulting from the company's activities are minimized.

■ Code of Conduct: TOMRA's Code of Conduct establishes the requirements and expectations that TOMRA has towards its employees with respect to professional and ethical conduct.

KEY NON-FINANCIAL FIGURES 2001 - 2005

TOMRA's key non-financial figures comprise positive and negative economic, environmental and social impacts on society. As TOMRA has now converted to IFRS, performance for 2004 is presented both according to NGAAP with discontinued operations and according to IFRS excluding discontinued operations. Key operational figures are collected from all majority-owned subsidiaries annually.

The collected data is verified and analyzed, aggregated to Group level and publicly presented. This is the fifth consecutive year TOMRA has reported its non-financial performance in an annually comparable format.

		2005 (IFRS)	2004 (IFRS)	2004 (NGAAP)	2003 (NGAAP)	2002 (NGAAP)	2001 (NGAAP)
Impact on economy							
Reporting scope [1]	% of group revenue	99	99	99	99	99	100
Operating revenue	MNOK	2,413	2,142	2,512	2,463	2,674	2,924
Value added	MNOK	877	1,040	1,003	994	1,139	837
- Hereof salaries	MNOK	795	739	742	717	704	779
- Hereof taxes	MNOK	55	93	87	87	126	35
- Hereof dividend	MNOK	321	54	321	54	45	36
- Hereof financial expenses	MNOK	5	13	13	27	29	7
- Hereof minority interest	MNOK	14	15	15	18	24	31
- Hereof retained in business	MNOK	(313)	126	(175)	91	211	(51)
Expenses	MNOK	1,396	965	1,343	1,296	1,342	1,847
Equity	MNOK	2,166	2,564	2,270	2,594	2,470	2,631
Return on equity	%	0.9	6.4	4.7	6.7	10	(0.3)
Impact on environment							
Energy consumption	GWh	77	75	107	90	106	92
Carbon dioxide emissions	Metric tons	2,000	22,000	30,900	27,300	27,900	22,400
Water usage	Cubic meters	50,600	55,000	63,200	178,000	30,600	30,100
Waste generation	Metric tons	1,580	1,460	1,470	1,650	1,750	1,900
Used beverage container throughput [2]	Billion units	26.5	25.7	25.7	26.0	26.2	25.1
Material, secondary processing	Thousand metric tons	314	352	352	337	319	350
Aluminum reclamation	Thousand metric tons	0	0	42	46	49	44
Waste sorting by TiTech Visionsort [3]	Thousand metric tons	4,500	2,100	2,100	-	-	-
Impact on people							
Number of employees	#	1,906	1,795	1,972	1,976	2,048	1,994
Female employees	%	19	17	17	20	19	19
Female managers [4]	%	17	16	16	18	-	-
Ethnic minority employees [5]	%	34	33	33	21	27	25
Reportable injuries [6]	#	153	178	178	253	308	359

[1] TOMRA's subsidiaries in France and Switzerland are not reporting due to size. Distributors and agents are not reporting.
[2] Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
[3] TiTech Visionsort AS' installed capacity (owned and operated by customers).
[4] "Manager" is defined as a leader with at least one directly reporting employee
[5] "Ethnic minority" is defined as an employee that is considered an ethnic minority in his or her country of employment
[6] "Reportable injury" is defined as an injury that requires medical attention beyond first aid.

Corporate governance

SHAREHOLDER POLICY

The principal goal of TOMRA's shareholder policy is to protect shareholder rights and interests. This goal is achieved by effectively managing the company's resources in order to generate acceptable short-term operating and financial benefits while simultaneously striving to secure long-term market opportunities for the company within acceptable risk parameters. TOMRA has no limitations on the transferability of shares and has one class of shares. Each share entitles the holder to one vote.

INVESTOR RELATIONS POLICY

TOMRA endeavors to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. An important element in achieving this goal is the coordination of meetings with investors in Europe and North America after every quarter. In addition, management seeks to make itself available for meetings with analysts and investors upon request. All important information affecting TOMRA is reported immediately, and such information is made available to all players in the financial market on an equal basis.

DIVIDEND POLICY

TOMRA seeks to ensure a high return on investment for the shareholders over time in a combination of dividends and capital gains. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. A minimum of NOK 300 million in cash will be kept to finance growth; surplus cash will be paid out to TOMRA shareholders through dividend distribution or share buy-back programs.

CORPORATE GOVERNANCE POLICY

In TOMRA, corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders and other stakeholders such as employees, suppliers and customers. The following Corporate Governance Policy has been approved by the Board of Directors:



TOMRA INVESTOR RELATIONS CONTACTS

Håkon Volldal
Vice President, Investor Relations and Business Development
Telephone +47 66 79 92 29
Fax +47 66 79 92 50
Mobile +47 97 71 99 73
E-mail hakon.volldal@tomra.no

Ragnhild Ringheim
Investor Relations Coordinator
Telephone +47 66 79 92 01
Fax +47 66 79 92 50
Mobile +47 91 19 96 60
E-mail ragnhild.ringheim@tomra.no

1. ROLE OF THE BOARD AND MANAGEMENT
The Board of Directors is elected by the shareholders to oversee the management and to assure that the long-term interests of the share-holders and other stakeholders are being served.

2. FUNCTIONS OF THE BOARD
Areas of responsibility: In addition to its general oversight of management, the Board also performs a number of specific functions, including:
a. reviewing, approving and monitoring fundamental business and financial strategies and major corporate actions;
b. selecting, hiring and determining the compensation of the CEO, setting his/her goals and ensuring his/her development;
c. reviewing control routines within among other; the accounting, controlling, IT and budgeting functions;
d. assessing major risks facing the Company and reviewing mitigating options;
e. providing counsel on the selection, evaluation and development of senior management; and
f. ensuring processes are in place for maintaining the integrity of the Company.

Evaluation of TOMRA personnel and management: In order to meet the Company's goals, every employee including top management, completes an annual Performance Evaluation with their manager. Job Discussions between managers and their subordinates are held in order to define goals to be reached in the coming year. On a regular basis, the Board completes a systematic review of top management, including an annual evaluation of the CEO. Through these processes, the Board seeks to ensure that all employees and management are focused on developing the Company in a coordinated way.

Board meetings: The Board holds 6-8 regular meetings per year. Two of these meetings are held at TOMRA subsidiaries abroad and are tied to specific, strategic market opportunities. Given the extensive time required for TOMRA Board activities, TOMRA Board members are encouraged to restrict themselves to a maximum of five major board memberships.

3. BOARD COMMITTEES
The Board will at all times have an Audit Committee, a Compensation Committee, a Nominating Committee and any other committees the Board deems appropriate. Each Committee will perform its duties as assigned by the Board and in compliance with the Committee's charter.

Audit Committee: The Audit Committee, which consists of two external, non-executive Directors, is appointed by the Board to assist it in fulfilling its responsibilities to oversee the Company's internal accounting and audit processes, in monitoring the annual and interim financial reporting and assessing the independence of the external auditors. The Committee also provides guidance in identifying, understanding and assessing the Company's operational and financial risk.

Compensation Committee: The Compensation Committee, which must consist of minimum two external, non-executive Directors, assists the Board in fulfilling its responsibilities to determine the compensation policy of TOMRA, the compensation of the CEO of TOMRA, any share option programs and pension programs for TOMRA management, and any bonus system and pension programs for TOMRA employees. The Committee also monitors the implementation of the TOMRA compensation policy.

Nominating Committee: The Committee, which consists of the TOMRA Board Chair and two external and independent representatives, is appointed by the Board to evaluate and nominate new candidates for the Board, for election by the Annual General Assembly.

4. SIZE AND SELECTION OF BOARD
The Board believes six to eight members is an appropriate size based on the Company's present activity and business complexity. TOMRA's Board of Directors is currently made up of five non-executive members and two members elected from and among TOMRA employees in Norway in compliance with Norwegian regulations. External Board members, including the Board Chair, are directly elected by the Company's shareholders.

5. INDEPENDENCE OF BOARD OF DIRECTORS
All external Directors will be independent. To be defined as independent, an external Director:
a. must not have been employed by the Company in the previous three years;
b. must not have any common interests with other Board members or the CEO; and
c. must not have, or represent, significant business relationships with the Company.

6. COMPENSATION OF THE BOARD OF DIRECTORS
The Board of Directors annually reviews and recommends the form and amount of Board member compensation. The Board will also prepare a proposal to be agreed by the Annual General Assembly in respect of the annual remuneration of the Directors.

In recent years it has been TOMRA practice to pay the external Directors a fixed monetary compensation. The employee members of the Board are paid a lower fixed amount, since it is assumed that Board work is undertaken during work hours paid by TOMRA. Remuneration for both external and internal Directors may also incorporate stock options and other forms of compensation.

7. SELF–EVALUATION OF BOARD OF DIRECTORS
The Board and each of its committees conduct an annual self-performance evaluation to determine whether the Board and each of its committees are functioning effectively. The review is discussed in the full Board once a year.

8. ETHICS AND CONFLICTS OF INTEREST
The Board expects TOMRA Directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to Tomra Group Code of Conduct and the Company's Core Values. If an actual or a potential conflict of interest arises for a Director, the Director shall promptly inform the Board Chair or the CEO. If a significant conflict exists and cannot be resolved, the Director should resign.

9. REPORTING OF CONCERNS TO NON-EMPLOYEE DIRECTORS
Anyone who is concerned about TOMRA's conduct in any field, including accounting, internal accounting controls or auditing matters, may communicate the concern directly to any non-employee Director or to members of the Audit Committee. Such communication may be confidential or anonymous. Any such communication should be submitted in writing, marked "Personal and Confidential," and sent to TOMRA's headquarters marked "Tomra Audit Committee" or with the name of any non-employee Director marked "Personal & Confidential."


TOMRA

Tomra Systems ASA
Drengsrudhagen 2
P.O. Box 278
1371 Asker, Norway

tlf: +47 66 79 91 00
fax: +47 66 79 91 11
www.tomra.com